Exhibit 1

Interim Report Q1 2017

FOR THE THREE MONTHS ENDED MAR. 31	2017	2016
TOTAL (MILLIONS)
Revenues	$6,001	$5,218
Net income	518	636
Funds from operations	674	703

PER SHARE
Net income (loss)	$(0.08)	$0.23
Funds from operations	0.65	0.69
Dividends[1]	0.14	0.13

1. See Corporate Dividends on page 35

AS AT MAR. 31, 2017 AND DEC. 31, 2016 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management	$245,205	$239,825
Consolidated results
Balance sheet assets	165,996	159,826
Equity	70,426	69,688
Common equity	22,511	22,499
Diluted number of common shares outstanding	1,006	1,002
Market trading price per share – NYSE	$36.46	$33.01

Note: See “Use of Non-IFRS Measures” on page 8

2 BROOKFIELD ASSET MANAGEMENT

LETTER TO SHAREHOLDERS

Overview
It has been a busy start to the year, with significant progress across the overall business. We successfully closed a number of transactions, including two large transactions in Brazil - a $5 billion natural gas pipeline in our infrastructure fund and a $1 billion water distribution business in our private equity fund. We also closed over $1 billion of properties into our opportunistic and core real estate funds, including a portfolio of U.S. office and logistics assets as well as a preferred share investment in a hospitality REIT. We advanced the $1.4 billion acquisition of the TerraForm companies for our renewable power business, which we hope to close later this year.
We reported favorable results with most of our operations performing on target. Our real estate and infrastructure operations achieved plan and we exceeded generation targets in our hydro operations, although current power prices continue to be lower than expected. Our private equity business generated good results and closed a number of attractive investments.
Capital Raising and Liquidity
We continue to be active with fundraising, capitalizing on the momentum created by our record flagship fund closings last year. We are in the midst of completing the final raise of capital for our ±$3 billion Real Estate Mezzanine Debt Fund and we will begin fundraising for our next Strategic Real Estate Partners Opportunity Fund this quarter. Investors continue to allocate large amounts of capital to both real assets and private equity, and our size and global operations are proving to be a great advantage in deploying capital.
We invested a significant amount of capital across our asset classes and geographies. As a result, we are now 80% invested in our flagship real estate fund, 55% invested or committed in our private equity fund, and 45% invested in our infrastructure fund.
Despite the pace of investments, our Brookfield Asset Management balance sheet continues to become more liquid. In addition to our increasing free cash flow, we also have upwards of $10 billion of liquid financial assets and term bank lines, between Brookfield and our permanent capital partnerships. Today these are mostly undrawn, and together with $20 billion of commitments to our private funds provide us with approximately $30 billion of capital for investments.
245 Park Avenue
We recently sold our 245 Park Avenue property in New York for $2.2 billion. This property was originally acquired for $430 million in 1996. That is a 5x multiple of total capital and 10x our original equity investment. The sale of this 1.8 million square foot building brought to conclusion a 20-year history of ownership, and while we are pleased to sell for a number of reasons, we still believe that great real estate always outperforms what any arithmetic model can show. As a result, 20 years from now the new owner will likely still be very pleased with their investment.
Seldom, though, are we able to fully describe a 20-year history of an asset as an example of what we do in our business. The story of 245 Park is illustrative of that process.
In 1996, we purchased the property as part of the acquisition of a New York real estate company that was in bankruptcy. At that time, we allocated $430 million of the total purchase price to this property. It came with a $290 million mortgage, meaning that we invested $140 million to acquire the equity. In 2001, the value of the property had increased substantially, due to our renovation and subsequent re-leasing of the property with higher rents and stronger credit tenants. This enabled us to refinance the property with a $500 million mortgage and withdraw $200 million of cash.
In 2003, we sold a 49% equity interest to a client for a further $200 million. At the time, a $900 million total value for the property seemed high, and this allowed us to redeploy the capital elsewhere. Over the years, further leasing success, capital improvements and higher rental rates increased the value of the property further and we increased the mortgage on the property again to $800 million. We received another $150 million of cash from this financing. Finally, in this latest transaction we sold the entire building for $2.2 billion. Net of the $800 million mortgage, we received proceeds of $1.4 billion, which was distributed to us and our client.
In total, we received $1.5 billion of cash from our initial $140 million investment - or more than 10 times our initial equity investment. This included refinancing proceeds of $350 million, sale proceeds of $850 million, and $300 million of cash distributions from this property, which are net of tenant inducement and capital expenditures invested back into the property.
India
Over the last 10 years, we have incrementally grown our operations in India. Most of our major commitments of capital have been in the last three years as market dynamics and the availability of large-scale opportunities moved in our favor. We recently acquired nearly $5 billion of assets and built full scale operating businesses in India in order to look after these operations. We did this because we felt this would be an important competitive advantage, consistent with our approach elsewhere, and now employ approximately 1,000 people across the country. This gives us significant operating expertise and the capability to expand in an environment that is not always easy to operate in.

Q1 2017 INTERIM REPORT 3

We now own approximately 15 million square feet of office space and 350 lane-kilometers of toll roads, and will soon own 43,000 telecom towers, making us one of the largest real estate and infrastructure investors in India. More recently, our private equity business has begun making senior loans to local residential developers on what we believe are attractive risk and return dynamics.
We are very positive on India’s prospects. We think the country has a fantastic “macro” story but a challenging “micro” story, making it an attractive place to invest for those with the necessary operating skills. As the fastest growing major economy in the world, a growing labor force of 500 million, inflation that is under control, high gross national savings, a stabilizing rupee, and a declining fiscal deficit, the country is rapidly progressing. The 2014 election of Prime Minister Modi has dramatically improved India’s political climate. More recently, Mr. Modi’s landslide win in India’s most populous state secures the Upper House and has reinforced his legislative agenda. The controversial “demonetization” in 2016 now appears to be a thing of the past, and this should lead to strong policies and action out of the federal government over the next 10 years.
Against this positive backdrop, the biggest risk for India is the excessive leverage in many corporations. Over $150 billion of non-performing and stressed loans are putting pressure on the banking sector and could constrain growth. This is an area that we have been watching closely, as many of the sectors we invest in - infrastructure, power, industrial businesses, and real estate - are where much of the stress lies. But while the companies are over-levered, many have underlying assets which are excellent. They are simply in need of new capital structures. As a result, this is presenting opportunities.
Going forward, we see opportunities to further expand our real estate, toll road and telecom tower operations. We are focused on large-scale corporate carve outs from companies that are in need of capital, while retaining a healthy respect for the challenges that exist in India.
BRK Ambiental
Our private equity group recently completed the acquisition of a business we have renamed BRK Ambiental (“BRK”) for approximately $1 billion (ambiental is the Portuguese word for “environmental”). BRK operates water and sewage treatment systems and serves approximately 17 million people - or a little over 8% of the Brazilian population. These customers live in 12 states across Brazil, making BRK the largest and most diverse private water company in the country. It has long-term concession contracts with municipalities, and receives tariffs that are adjusted annually for inflation. As part of the agreements with the municipalities, the company also invests significant new capital to improve and expand the networks, typically over a 25 to 35 year period. This means that we expect to generate long-term cash flows that are not only reliable but will also grow over time through inflation and expansion opportunities.
Over the last two decades, Brazil has made significant progress in increasing GDP per capita and improving the overall standard of living. As the standard of living improves, the population is demanding better infrastructure and services. While the vast majority of Brazilians have access to water, much of the network is in poor condition and sewage collection and treatment levels are low by global standards. The Federal Government of Brazil has been focused on improving these service levels and has set a goal of investing more than US$100 billion in water and wastewater services over the next 10 plus years. In addition, many state governments are in need of capital and have announced plans to privatize their water systems. This is the great opportunity; as a result of these factors, few businesses have the same growth prospects as BRK.
Rarely would a business with stable and growing existing cash flows, a leading market position and abundant growth opportunities become available to acquire, and if it did, it would be highly sought after by multi-national strategic buyers, who would seek to earn single-digit rates of return. However, in this case there were many challenges that caused most logical buyers to not pursue this opportunity. First, Brazil was in deep recession and its currency had weakened at the time we got involved. Second, the government was mired in a corruption scandal that resulted in the President being impeached. Third, the seller of BRK was implicated in the same corruption scandal and was forced to pay very substantial fines to authorities, leaving it liquidity constrained. Fourth, the transaction itself was multi-faceted: there were multiple partners and dozens of municipalities involved, and the need to perform a corporate carve out required us to take over management of the business immediately at closing.
As we often do, we took a long-term view of this opportunity at a time when few others could, and therefore competition was limited. This was largely due to our strong presence and reputation in Brazil, our access to capital, and the scale of operations necessary to complete a transaction of this size.
We are thrilled to become owners of this business, which looks to have excellent ongoing cash flows and significant opportunity for growth. In addition, the service we are providing is highly transformative to the living standards in this emerging country, and therefore should be an attractive business for a long time.
Retail in America
Directly and through our investments in GGP and Rouse, we own a large number of retail real estate properties in America. Most of these assets are very high quality and are in the best of the best retail locations. The revenues in our premier properties are very stable with only 10% of our leases expiring each year and we have built-in annual increases in rents. These increases provide us growth without incremental capital investment and therefore provide growing, long-term stable cash flows to the business.
Over the last six months, the market chatter about retail in America has increased almost to the level of the love that Americans have for shopping. Most articles on retail focus on the impact ecommerce is having on traditional brick and mortar retailers. It is safe to say that we do not believe that the retail real estate market is going away, and the numbers prove it. Retail sales in the U.S. are over $4 trillion of which internet sales (excluding drugs) approaches 8% of the total.

4 BROOKFIELD ASSET MANAGEMENT

In addition, successful online retailers are beginning to realize that brick and mortar locations are essential for their continued growth. We strongly believe the future of retail lies in the integration of online with brick and mortar retail and are working to ensure that we are a part of that with our premier assets. With the balance of our assets we are focused on redeveloping these into other uses as the highest and best use is now often residential, office and hotels.
At GGP we own 100 of the top 500 regional shopping centers in the U.S. Most of these are premier assets that can be sold in the private real estate markets at very high prices due to both their stability and the long, successful investment history of well-located retail real estate. Today there is a significant disconnect between private values and the public markets, and we intend to capitalize on this difference.
We lease more than 11 million square feet of space annually across our retail portfolio. This takes the form of renewals, replacing existing retailers, or adding retailers to new space through our numerous redevelopment projects. New rents are generally higher than expiring rents and this is most clearly seen in our reported rent spreads which continue to be very positive.
We also have the opportunity to reclaim some of the best real estate we know of: department store spaces at our existing properties. As department store companies rethink their business models, they have been sellers of assets at prices we find attractive. We can integrate these boxes into our malls and redevelop these assets to bring in new tenants, and earn 7% to 10% unlevered returns on cost. Not only are we generating 15% to 20% leveraged returns on incremental capital, but we are also improving the existing centers.
In addition to re-developing department stores for new retail tenants, we also have the opportunity to increase density on the land we own. Regional shopping centers are horizontal assets with large parking footprints which can allow for great creativity in the redevelopment process. We are finding significant opportunities with continued urbanization to add multifamily residential rentals, condominiums, hotels and office uses to these large pieces of real estate.
Retail real estate has always evolved, and we expect this to continue. Change presents opportunity for those that have the vision, capital, and skills to be able to capitalize on the market change. We plan to be a part of it, as great real estate always wins.
Performance Across Our Business Groups
Fee bearing capital increased 14% to $113 billion, compared to $99 billion in the prior year. This was driven by inflows from both the final closes of our flagship funds in the second quarter of 2016, and new product offerings. Fee related earnings over the last twelve months were $691 million, an increase of 21% over the previous twelve-month period, driven by increased management fees from greater capital at work.

AS AT AND FOR THE TWELVE MONTHS ENDED MAR. 31 (MILLIONS)	2013	2014	2015	2016	2017	CAGR
Total assets under management	$184,391	$190,172	$207,132	$239,766	$245,205	7%
Fee bearing capital	74,232	80,899	90,632	99,223	113,114	11%
Annual run rate of fees plus target carry	830	1,044	1,264	1,568	2,058	25%
Fee related earnings (LTM)	199	324	404	569	691	37%
We have been actively deploying capital across all of our strategies and recently completed several large transactions. We closed on several previously announced investments which totaled approximately $11 billion of capital. Our ability to secure quality opportunities has allowed us to continue deploying capital for our flagship funds at attractive returns; we have invested or committed 80% of our opportunistic real estate fund, as well as 45% and 55% of our infrastructure and private equity funds, respectively. Given this, we expect to launch fundraising for our next real estate flagship fund later this year and to begin fundraising for our next infrastructure and private equity flagship funds in 2018.
We continue to focus on developing new investment products where we see attractive opportunities. In addition to our traditional funds, we have been deploying capital in several new funds across asset classes and geographies. One particular area of focus has been credit strategies, and we have built dedicated private credit programs leveraging existing expertise within each business group to identify investments and enhance value.
Within our infrastructure business, we recently launched a debt fund to provide loans backed by high quality core infrastructure assets. In our real estate business we launched our first open-ended debt fund in North America, which is in addition to our existing mezzanine credit funds. Within our private equity business we are originating loans to companies that lack access to traditional capital markets in the mid-market credit area.
Real Estate Group
Real estate investment metrics in most of our core markets remain solid, particularly in cities such as New York and, despite common belief, London.
We completed approximately one million square feet of office leasing in Manhattan since December 2016. At our Manhattan West project, we opened The Eugene – our 844-unit apartment building – and are now renting units. In London, our Principal Place office development was completed in the first quarter and its full-building tenant will soon begin occupying the space. Despite some concerns in the market over future demand following last year’s Brexit outcome, approximately 75% of the roughly two million square feet of the projects we have under construction in the City of London have already been leased, and the leasing environment continues to be good.

Q1 2017 INTERIM REPORT 5

In spite of much angst in the media about retail, our core retail business continues to benefit from high occupancy (95%), increasing tenant sales and same-store NOI growth in the 3-4% range. Our current business model in the mall sector has been focused on taking back department stores and re-leasing them to alternate, higher-growth, higher-traffic retail formats.
Capital recycling has been a key component of our strategy for several years, during which we have been selling core assets in markets that attract global investment capital seeking stable yields. Last year we raised net equity of approximately $3 billion from asset sales and are targeting a further $1 to $2 billion in 2017. The aforementioned sale of 245 Park Avenue generated approximately $650 million towards that total after quarter end. We are recycling the proceeds into opportunities that offer significantly higher yields, notably new developments and opportunistic investments. We are also pursuing transactions to consolidate the portions of our office businesses in Canada and Australia that are held through smaller public entities to integrate their operations, reduce costs to unitholders and simplify ownership.
Our private real estate funds have remained very active, putting approximately $10 billion of capital to work in the last while. Recently, our opportunistic real estate fund acquired a portfolio of 13 student housing assets in seven university markets in the U.K. We are now the fifth largest owner/operator of student housing assets in the U.K. We also made a $400 million investment in a public, non-traded hospitality REIT, which owns 140 select-service hotels throughout the U.S. In our recently launched U.S. open-ended core-plus fund strategy, we closed on two investments: One Post Street, an office building in downtown San Francisco for $245 million in a sale-leaseback transaction with an anchor tenant, and a portfolio of 37 high quality logistics assets located in major population centers across the U.S. for $630 million.
Renewable Power Group
Our renewable power business delivered generation in line with long-term average while a focus on cost reductions as well as acquisitions completed over the last twelve months contributed to results. Performance of our hydroelectric assets reflected improved water inflows across the portfolio while our wind assets benefited from favorable generating conditions in Canada, Europe and Brazil.
We announced an agreement to acquire a 51% controlling interest in TerraForm Power and 100% of TerraForm Global, two publicly traded renewable power companies. These businesses together own and operate approximately 3,600 megawatts of high quality, predominantly contracted renewable assets with a majority of their cash flows derived from facilities in the United States. With additional assets in high growth countries including China, India and Brazil, this acquisition gains us entry into new and attractive growth markets. Further, it will mark our first meaningful investment into solar and provide us with a scalable new business from which to pursue further expansion in the sector. The transactions require a number of court, shareholder and regulatory approvals which we hope to complete in the second half of the year.
In Colombia, the shares of Isagen were delisted from the Colombia stock exchange at quarter end, completing our privatization of this 3,000 megawatt hydroelectric portfolio. We continue to advance our long-term plans for this business which is positioned to contribute to our cash flow and organic growth prospects over time.
We continue to deliver organic growth at premium returns by developing and commercializing renewable power projects across our portfolio. In Brazil, we commissioned a 25 megawatt hydro facility and are advancing the construction of another 47 megawatts of fully contracted hydro. In Europe, we substantially completed a 15 megawatt wind farm and are advancing construction of three wind projects totaling 66 megawatts in Ireland and Scotland. As we build out and commercialize greenfield development assets, we are also replenishing our organic growth pipeline and recently agreed to acquire a 16 megawatt construction-ready wind project in Europe, with an option to purchase another project totaling 23 megawatts.
Contracted renewable assets in our core markets remain highly valued and accordingly, we continue to opportunistically pursue asset sales to crystallize value. To this end, during the quarter we completed the sale of two operating wind farms with 137 megawatts of capacity in Ireland, surfacing a rate of return well in excess of our underwriting.
Infrastructure Group
Results from our infrastructure group benefited from strong organic growth from our inflation and GDP-linked cash flows, the completion of development projects, and the contribution of new investments made over the last twelve months. We have over $2 billion of committed capital backlog projects underway that will contribute to a minimum of 6‑9% of organic growth in FFO in the next twelve months. In addition, we have a number of projects at advanced stages, totaling approximately $2 billion, that would replenish our backlog over the next two years.
From an acquisition standpoint, we are pleased to have significantly expanded our utilities business. We recently closed the $5 billion acquisition of the Brazilian natural gas transmission business, which will contribute meaningfully to our results in the second quarter. In addition, we have two pending transactions that we expect to close in the first half of the year, including a modest acquisition of a water irrigation system in Peru, and a $650 million investment in a telecommunications tower business in India with 43,000 towers.
While we continue to observe active deal flow for infrastructure assets, we remain disciplined and patient. Our current pipeline is strong and we are continuing to evaluate a number of opportunities in North America, particularly in the energy sector, where capital is constrained due to low commodity prices and telecom opportunities in India where we see additional opportunities to add scale to our business.

6 BROOKFIELD ASSET MANAGEMENT

We have substantial capital in our flagship listed partnership and private funds for new investments. At Brookfield Infrastructure Partners, we recently raised almost $750 million at the corporate level through a series of preferred share and bond offerings. The listed partnership has total liquidity of $2.2 billion and we have ±$8 billion of capital available in our private fund. Furthermore, we expect to add to these levels over the next 6‑12 months or so as we generate proceeds from capital recycling initiatives. In this regard, the business is positioned to capitalize on several attractive investment opportunities currently being pursued.
Private Equity Group
Our private equity operations were positively impacted by a gain on the sale of an investment in a bath and shower manufacturer. This was offset partly by ongoing repositioning initiatives at certain of our other operations. Our North American residential development business and our investment in Norbord continue to be positively impacted in the U.S. and Ontario by a strong housing market backed by limited supply.
Our primary focus this year is to complete and integrate strategic initiatives which will significantly expand the scale of our operations and add to our overall earnings and cash flow over the longer term. We were successful at progressing many initiatives during the first quarter, including the recent acquisition of Greenergy Fuels Holdings Ltd, a leading U.K. provider of road fuels, including environmental friendly fuels like waste based biodiesel.
Following the end of the first quarter, we completed the acquisition of BRK Ambiental (“BRK”) for approximately $1 billion. We believe it is well positioned to generate long term cash flows which are not only stable, but will grow over time.
We also announced the acquisition of one of the largest gas station businesses in Canada for approximately $410 million. Concurrently, we are entering into an agreement with Imperial Oil to introduce the premier Mobil fuel brand to this portfolio. This brand should have a strong influence on these operations. The transaction is expected to close in the third quarter of 2017.
Closing
We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high quality, simple to understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.
Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.
Sincerely,

J. Bruce Flatt
Chief Executive Officer

May 11, 2017

Q1 2017 INTERIM REPORT 7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS
Our Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the interim period ended March 31, 2017. This MD&A should be read in conjunction with our 2016 Annual Report. Unless the context indicates otherwise, references in this report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company’s consolidated financial statements are in U.S. dollars, and are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.
We are incorporated in Ontario, Canada and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.
Organization of the MD&A

PART 1 – Overview		PART 3 – Operating Segment Results		PART 4 – Capitalization and Liquidity
Our Business	9	Basis of Presentation	18	Capitalization	30
Economic and Market Review	10	Summary of Results by Operating Segment	19	Liquidity	33
PART 2 – Review of Consolidated		Asset Management	19	Review of Consolidated Statements
Financial Results		Real Estate	22	of Cash Flows	34
Income Statement Analysis	11	Renewable Power	23	Corporate Dividends	35
Balance Sheet Analysis	14	Infrastructure	25	PART 5 – Additional Information
Foreign Currency Translation	15	Private Equity	26	Accounting Policies, Judgments
Summary of Quarterly Results	16	Residential Development	28	and Estimates	36
		Corporate Activities	29	Management Representations
				and Internal Controls	40
We provide additional information on our basis of presentation of financial information contained in the MD&A and key financial and operating measures on pages 40 to 42 of our December 31, 2016 Annual Report.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” on page 40.
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes, and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

8 BROOKFIELD ASSET MANAGEMENT

PART 1 – OVERVIEW
OUR BUSINESS
Brookfield is a global alternative asset manager with approximately $250 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on real estate, renewable power, infrastructure and private equity. We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest in these assets.
We earn asset management income including base management fees, carried interest and other forms of performance income for doing so. As at March 31, 2017, our listed partnerships, private funds and public securities portfolios represented $113 billion of fee bearing capital. This includes invested or committed capital in our public partnerships that are listed on major stock exchanges; private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors; and managed portfolios of listed securities through a series of segregated accounts and mutual funds. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital.
We align our interests with investors by investing alongside them and have over $31 billion of capital invested in our listed partnerships, private funds and directly held investments and businesses, based on our IFRS carrying values.
Our business model is simple: (i) raise pools of capital from our clients and ourselves that target attractive investment strategies; (ii) utilize our global reach to identify and acquire high quality assets at favorable valuations; (iii) finance them on a long-term basis; (iv) enhance the cash flows and values of these assets through our operating business groups to earn reliable, attractive long-term total returns; and (v) realize capital from asset sales or refinancings when opportunities arise for reinvestment or distribution to our clients.
Organization Structure
Our operations are organized into five operating business groups. Our real estate, renewable power, infrastructure and private equity business groups are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by listed partnerships and private funds which are managed by us and are funded with capital from our clients and ourselves. A fifth group operates our asset management business, which is responsible for managing our various pools of capital, development of new products for our clients and fundraising.
Our balance sheet capital is invested primarily in our four flagship listed partnerships, Brookfield Property Partners L.P. (“BPY” or “Brookfield Property Partners”); Brookfield Renewable Partners L.P. (“BEP” or “Brookfield Renewable Partners”); Brookfield Infrastructure Partners L.P. (“BIP” or “Brookfield Infrastructure Partners”); and Brookfield Business Partners L.P. (“BBU” or “Brookfield Business Partners”). These publicly traded, large capitalization partnerships are the primary vehicles through which we invest our capital in our real estate, renewable power, infrastructure and private equity businesses. As well as owning assets directly, these partnerships serve as the cornerstone investors in our private funds, alongside capital committed by institutional investors.

Q1 2017 INTERIM REPORT 9

ECONOMIC AND MARKET REVIEW
(As at April 28th, 2017)
Global growth, inflation, and long-term interest rates rebounded at the end of 2016 and that momentum has carried into early 2017. Firmer real GDP growth in developed and emerging markets has raised global growth forecasts for 2017, while a rebound in commodity prices is bringing headline inflation back towards central bank targets. Higher growth and inflation expectations are supporting long-term bond yields, although short-term rates remain very low in most developed markets. The economic outlook for the primary geographies in which we operate is as follows:
United States: real Gross Domestic Product (GDP) grew by 0.7% in the first quarter, as consumer spending slowed. Despite weak headline growth, the unemployment rate declined to 4.5%, close to full employment levels. Headline inflation rose to the Federal Reserve’s 2% target in February, while core inflation remained slightly lower at 1.75%. We expect growth to rebound to 2-3% for the remainder of the year, and as the Fed meets its inflation and employment targets, interest rate hikes will continue.
United Kingdom: real GDP grew by 2.1% in the first quarter, continuing to exceed expectations after the initiation of Brexit, driven primarily by consumption. Inflation is now at 2.3% – above the BoE’s 2% target – due to a weaker pound and higher energy prices. Article 50 was invoked in March and Brexit negotiations are officially underway. However, due to upcoming elections in France, U.K., and Germany, we do not expect substantial progress to be made until later in the year.
Brazil: the economy is close to recovery, as real GDP contracted an estimated 1.1% in the first quarter, versus 5.4% during the same time last year. Brazil’s recession – caused mostly by contracting investment as a result of the corruption investigations – was exacerbated by the need to raise interest rates to contain inflation. However, with inflation back near the 4.5% target, the central bank has been able to cut the SELIC rate by 300 bps from 14.25% in October to 11.25% in April. We expect the easing cycle to continue and to provide needed relief to consumers, businesses, and government finances. Brazil is expected to return to growth in 2017.
Australia: the economy is estimated to have grown 1.9% in the first quarter, driven by consumer spending, rising liquefied natural gas exports, and government infrastructure spending. The mining investment boom (and bust) has almost run its course, and investment should be less of a drag in the near future. Housing prices re-accelerated over the past 6 months, which should support near-term growth, but a correction in prices represents a key risk to medium-term growth.
Canada: real GDP has started the year strong, growing an estimated 3.1% in the first quarter. Consumer spending and employment growth has been solid, with approximately 28,000 new jobs added per month-mostly in British Columbia, Quebec, and Ontario. Slack remains in the labor market though, evidenced by nominal wages growing just 1%. Higher oil prices have supported the Canadian Dollar at $0.75, but speculation regarding NAFTA re-negotiations and potential trade disputes puts downward pressure on the currency.
Europe: real GDP in the Eurozone grew by an estimated 1.6% in the first quarter, driven by household and government spending. Growth was once again led by Spain at an estimated 3.0%, while Portugal has improved to 2.0%. Germany remains flat at 1.6%, and France and Italy remain weak, growing at less than 1%. Employment growth has been robust in countries that initially faced the largest slowdown (Spain, Portugal and Ireland), with total employment now growing by approximately 2-3% per year.
China: solid real GDP growth of 6.9% was reported in the first quarter, as the momentum from strong credit growth in 2016 has carried into the first half of 2017. However, the government has taken steps to rein in housing price growth in Tier 1 cities, which grew by 27% in Q4 and moderated to 17% as of March. Slower construction activity will weigh on commodity demand later in the year, but stronger growth in developed markets could support stronger manufacturing and export volumes.
India: real GDP is estimated to have grown 6.7% in the first quarter, indicating the economy has weathered the demonetization shock-a currency note exchange program launched without warning by the government that affected 86% of cash in circulation-better than expected. However, some sectors were hit harder than others, as real estate and construction activity slowed sharply. Longer-term, the continued formalization of the Indian economy will enable stronger investment and productivity growth.

10 BROOKFIELD ASSET MANAGEMENT

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
INTRODUCTION
Given the nature of our business, certain key factors impact period to period variations in our consolidated financial position and financial performance, including:

•
Our business is to invest in high quality real assets within our areas of expertise, and to sell assets in order to lock in returns to distribute capital to fund investors or to redeploy it into other investments. Acquisitions and disposition activity may create significant variability in our financial position and performance. As an asset manager, we make most of our investments through funds that we control, combining our own capital with that of the investors in our private funds and listed partnerships, as well as co-investors and joint venture partners in certain situations.

•
Our results are affected by the current economic environment; this includes GDP growth, inflation and the interest rate environment in the markets where we invest and operate, including those described in Part 1 – Overview and Outlook. The results of many of our businesses are impacted by the growth in the economies where we operate, such as occupancy in our buildings or volumes in our transportation businesses. In addition, many of our businesses have inflation linked revenues through contractual rate adjustments or in the prices that we are able to charge. Changes in interest rates will impact the cost of financing our operations. Our assumptions with respect to these economic factors impact our fair value estimates for investment properties and property, plant and equipment, with a corresponding impact on net income and equity, respectively.

•
A major part of our business is to utilize our operating expertise to improve our performance over time. As such, operational factors, such as operating improvement initiatives, new contracts and leases, changes in financing levels and completion of development projects, impact our results period to period.

•
Due to our global footprint, we are exposed to various foreign currencies and changes in the rate of exchange between the U.S. dollar and the currencies in which we conduct our non-U.S. operations will typically impact our operating results and our financial position.

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three months ended March 31, 2017 and March 31, 2016:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016	Change
Revenues	$6,001	$5,218	$783
Direct costs	(4,387)	(3,648)	(739)
Other income and gains	265	35	230
Equity accounted income	335	152	183
Expenses
Interest	(843)	(767)	(76)
Corporate costs	(25)	(23)	(2)
Fair value changes	(204)	352	(556)
Depreciation and amortization	(499)	(481)	(18)
Income taxes	(125)	(202)	77
Net income	518	636	(118)
Non-controlling interests	(555)	(379)	(176)
Net income (loss) attributable to shareholders	$(37)	$257	$(294)
Net income (loss) per share	$(0.08)	$0.23	$(0.31)

Other comprehensive income	$260	$391	$(131)
Revenues increased by $783 million to $6.0 billion in the quarter. The increase is primarily the result of recent acquisitions, which collectively contributed additional $575 million of revenues compared to the prior year's quarter, partially offset by dispositions that resulted in reduced revenues of $182 million. Impacts of recent acquisitions and dispositions are further discussed on pages 12 and 13 of this report. Revenue also benefited from same-store growth in our real estate and infrastructure operations, driven by higher leasing activities in real estate, inflationary tariff increases and volume improvements in infrastructure and the benefits of completed development projects across both segments. In addition, pricing was higher in our private equity panel board business, which benefited from improvements in the U.S. residential construction market.

Q1 2017 INTERIM REPORT 11

Direct costs increased by $739 million primarily due to the inclusion of $334 million of costs associated with newly acquired businesses, partially offset by reduction in expenses from dispositions and operational improvement. Direct costs increased by 20% in the current quarter, higher than the 15% increase in revenue, as a result of margin adjustments on three projects in our construction business and lower margins on deliveries in the quarter in our Brazilian residential development business.
Other income and gains include a realized gain of $228 million from the sale of a bath and shower products manufacturing business as well as $37 million of realized gains associated with foreign currency derivatives; the prior year quarter's gain of $35 million relates to currency derivatives.
Equity accounted income increased by $183 million to $335 million in the current quarter. The prior year quarter included losses of $111 million from interest rate swap contracts held by Canary Wharf, as compared to $8 million in the current quarter. The current quarter also includes a gain of $51 million (2016 – $68 million loss) from the decrease in the warrant liability recorded by GGP partially offsetting the fair value loss on our investment in GGP warrants.
Interest expense increased by $76 million largely due to an increase in property-specific borrowings related to operations acquired. We discuss the details of changes in debt and cost of borrowings in Part 4 – Capitalization and Liquidity.
Fair value changes resulted in a loss of $204 million (2016 – $352 million gain) due to the impact of lower stock prices on market-valued investments, predominantly related to our investment in GGP warrants, and modest appraisal reductions within our office portfolio, compared to a higher level of appraisal gains in the 2016 quarter. We provide additional information on page 13.
The decrease of $77 million in income tax expense is primarily due to a reduction in the effective tax rate and lower net income. A higher proportion of tax was attributable to our partners in certain flow-through structures and therefore not recorded in these financial statements, as well as a reorganization of an Australian real estate holding. This was partially offset by higher tax incurred on the reclassification of an investment property in our core office portfolio from an in-use property to an asset held for sale, which increased the effective tax rate on associated deferred taxes.
The decline of $294 million in net income attributable to common shareholders reflects the overall decline in net income, as well as a higher proportion of fair value losses being attributable to common shareholders based on ownership of the associated assets in the current quarter.
Other comprehensive income was $260 million in the quarter, resulting primarily from positive variances in foreign exchange. Refer to further discussion of foreign exchange movements on pages 15 and 16.
Significant Acquisitions and Dispositions
We have summarized the impact of significant acquisitions and dispositions on our quarterly current quarter's results below:

FOR THE THREE MONTHS ENDED MAR. 31, 2017 (MILLIONS)	Acquisitions		Dispositions
	Revenue	Net Income	Revenue	Net Income
Real estate	$182	$87	$(48)	$(29)
Renewable power	84	3	(3)	3
Infrastructure	223	33	(31)	(11)
Private equity and other	86	1	(100)	(31)
	575	124	(182)	(68)
Gains recognized in net income	—	126	—	328
	$575	$250	$(182)	$260
Acquisitions
Acquisitions that occurred in the last 12 months contributed additional revenues and net income of $575 million and $124 million, respectively, in the current quarter. We also recorded bargain purchase gains in the current quarter of $126 million in net income from acquisitions that were completed at a discount to fair value.
Acquisitions within our Real Estate segment included a U.S. self-storage portfolio, a student housing portfolio, a U.S. regional mall and a mixed-use property in South Korea. In addition, we acquired a portfolio of manufactured housing communities across the U.S. and a portfolio of office and industrial assets from a private real estate investment company which gave rise to the bargain purchase gains.
We completed several investments within our Infrastructure segment that have impacted our results in the current quarter as compared to the prior year's quarter. Significant acquisitions included a ports business in Australia, a portfolio of toll roads in Peru and a North American gas storage business.

12 BROOKFIELD ASSET MANAGEMENT

Dispositions
Dispositions in the quarter mainly relate to the sale of a 50% interest in the substantially completed commercial property within our Real Estate segment which resulted in a realized gain of $100 million. Our private equity operation also sold a bath and shower products manufacturing business, realizing a gain of $228 million.
Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016	Change
Investment properties	$(23)	$179	$(202)
GGP warrants	(141)	169	(310)
Redeemable fund units	(22)	(26)	4
Transaction related gains	126	—	126
Impairments and other	(144)	30	(174)
	$(204)	$352	$(556)
Investment Properties
Our investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016	Change
Core office	$(339)	$16	$(355)
Opportunistic and other	316	163	153
	$(23)	$179	$(202)
The loss of $339 million this year in our core office operations relates to reductions in our U.S. portfolio in the current period as a result of changes in valuation metrics and leasing activity, partially offset by fair value gains in the Sydney and Toronto office portfolios.
Appraisal gains of $316 million within our opportunistic properties in the current quarter pertain to higher valuations based on increases in rental rates, improved market conditions in India, and compression in discount rates, as well as gains on newly acquired assets. The same quarter in the prior year had gains in the multifamily portfolio associated with increased rents on completed renovations.
We discuss the key valuation inputs of our investment properties in Part 5 – Additional Information.
GGP Inc. ("GGP") Warrants
The fair value of our GGP warrants was a loss of $141 million during the first quarter of 2017 (2016 – $169 million gain), as a result of a decrease in GGP's share price. This loss was partially offset by our share of gain on the corresponding reduction in the warrant liability recorded by GGP, which is included in equity accounted income. These warrants are convertible into approximately 75 million common shares of GGP as of March 31, 2017.
Transaction Related Gains
In March 2017 we acquired a manufactured housing portfolio for total consideration of $768 million, which resulted in a $115 million bargain purchase gain due to changes in the underlying market conditions since signing the purchase and sale agreement in the second quarter of 2016. The remaining gain relates to the acquisition of a portfolio of nine office properties, which were acquired at a discount to fair value.
Impairments and Other
In 2016, the company received tax receivable rights in the course of restructuring a private equity investments. The value of the receivable declined in the current quarter, resulting in a $34 million loss. Other fair value changes include $80 million of valuation losses related to cash flow derivative contracts within our infrastructure business, as well as changes in the value of other financial assets. The $30 million gain in the prior year's quarter includes mark-to-market gains on derivative contracts.

Q1 2017 INTERIM REPORT 13

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at March 31, 2017 and December 31, 2016:

(MILLIONS)	Mar. 31, 2017	Dec. 31, 2016	Change
Assets
Investment properties	$57,092	$54,172	$2,920
Property, plant and equipment	45,653	45,346	307
Equity accounted investments	24,936	24,977	(41)
Cash and cash equivalents	6,427	4,299	2,128
Other financial assets	13,748	13,833	(85)
Other assets	18,140	17,199	941
Total Assets	$165,996	$159,826	$6,170
Liabilities
Borrowings and other non-current financial liabilities	$77,980	$72,650	$5,330
Other liabilities	17,590	17,488	102
Total Liabilities	$95,570	$90,138	$5,432
Equity
Preferred equity	$3,950	$3,954	$(4)
Non-controlling interests	43,965	43,235	730
Common equity	22,511	22,499	12
Total Equity	$70,426	$69,688	$738
Consolidated assets at March 31, 2017 were $166.0 billion, an increase of $6.2 billion since December 31, 2016, largely due to significant acquisitions discussed on page 12, partially offset by dispositions and depreciation. Information regarding significant acquisitions and their impact on the balance sheet is provided in Note 4 to the consolidated financial statements.
Investment properties include the company's office, retail and opportunistic properties as well as higher-and-better-use land within the company's sustainable resource operations. Investment properties increased by $2.9 billion due to acquisitions and additions which totaled to $3.4 billion in the first quarter of 2017, partially offset by dispositions of assets for $1.0 billion. We provide a continuity of investment properties in Note 8 to the consolidated financial statements.
Cash and cash equivalents increased by $2.1 billion due to proceeds from financings completed in anticipation of acquisitions to be closed subsequent to quarter end, which also contributed to the increase in borrowings as at March 31, 2017. In addition, the company assumed debts on acquisitions closed in the current quarter. We discuss borrowings in further details in Part 4 – Capitalization and Liquidity.
Other assets comprise inventory, intangible assets, goodwill, deferred income tax assets and assets classified as held for sale. The increase of $941 million in the current quarter mainly relates to a mixed-use property with a carrying value of $782 million being reclassified as held for sale. The balance also increased as a result of the strengthening of non-U.S. currencies compared to the prior year end.
Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this report.

14 BROOKFIELD ASSET MANAGEMENT

Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Total
Common equity, beginning of period	$22,499
Changes in period
Net loss to shareholders	(37)
Common dividends	(135)
Preferred dividends	(36)
Foreign currency translation	211
Other comprehensive income items	49
Share repurchases, net of option issuances	(37)
Ownership changes and other	(3)
12
Common equity, end of period	$22,511
Common equity increased by $12 million to $22.5 billion during the year. Net loss attributable to shareholders for the first three months of the year totaled $37 million. We distributed $171 million to shareholders as common and preferred share dividends in the first quarter of 2017. These were offset by foreign currency revaluation gains attributable to shareholders of $211 million as a result of strengthening non-U.S. currencies.
Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third party interests in Brookfield Property Partners, Brookfield Renewable Partners, Brookfield Infrastructure Partners and Brookfield Business Partners, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

(MILLIONS)	Mar. 31, 2017	Dec. 31, 2016
Brookfield Property Partners L.P.	$18,999	$18,790
Brookfield Renewable Partners L.P.	9,100	8,879
Brookfield Infrastructure Partners L.P.	7,890	7,710
Brookfield Business Partners L.P.	2,092	2,173
Other participating interests	5,884	5,683
	$43,965	$43,235
Non-controlling interest increased by $730 million to $44.0 billion as at March 31, 2017. The increase was driven by comprehensive income attributable to non-controlling interest which totaled $1.0 billion, as well as net issuances of equity to non-controlling interest totaling $607 million related to acquisitions completed in the quarter. These increases were offset by $785 million in cash consideration distributed to non-controlling interests in the quarter.

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flow generated from these businesses, as well as our equity, is subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT MAR. 31, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED MAR. 31	Period end rates			Average rates
	2017	2016	Change	2017	2016	Change
Australian dollar	0.7628	0.7197	6%	0.7582	0.7230	5%
Brazilian real	3.1686	3.2595	3%	3.1427	3.8880	19%
British pound	1.2552	1.2357	2%	1.2393	1.4322	(13)%
Canadian dollar	0.7508	0.7439	1%	0.7555	0.7296	4%
Currency exchange rates relative to the U.S. dollar at the end of the first quarter of 2017 were higher than December 31, 2016, for most of our significant non-U.S. dollar investments, which impact the carrying values of the assets and liabilities from our subsidiaries or investments in

Q1 2017 INTERIM REPORT 15

these regions. As at March 31, 2017, our common equity of $22.5 billion was invested in the following currencies: United States dollars – 50%; British pounds – 14%; Brazilian reais – 16%; Australian dollars – 9%; Canadian dollars – 6%; and other currencies – 5%.
Average currency exchange rates impact the U.S. dollar equivalent of revenues and net income from our non-U.S. operations on a comparative basis. During the current quarter, average local currencies in the jurisdictions where we hold the majority of our non-U.S. dollar investments, particularly the Brazilian reais, strengthened relative to the U.S. dollar compared to prevailing rates during the first quarter of 2016, with the notable exception being the British pound. As a result, the U.S. dollar equivalent of revenue and net income in these currencies, besides the British pound, were higher in the current quarter than the prior year, all other things being equal.
Total foreign currency translation gains, including those attributable to non-controlling interests, were $643 million. We record the impact of changes in foreign currencies on the carrying value of our net investments in other comprehensive income. Changes in the value of currency contracts that qualify as hedges are included in this figure. The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Australian dollar	$332	$267
Brazilian real	184	626
British pound	125	(194)
Canadian dollar	92	499
Other	351	570
	1,084	1,768
Currency hedges	(441)	(453)
	$643	$1,315
Attributable to:
Shareholders	$211	$441
Non-controlling interests	432	874
	$643	$1,315
We use financial contracts and foreign currency debt to reduce exposures to most foreign currencies. Accordingly, changes in currency hedging valuations include changes in the value of these instruments. We typically do not hedge our Brazilian real equity due to the high cost associated with these contracts.
SUMMARY OF QUARTERLY RESULTS
In the past two years the quarterly variances in revenues are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of fair value changes and deferred tax provisions recognized, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate business. Other factors include the impact of foreign currency on non-U.S. revenues.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our clients, certain of which guarantee minimum volumes.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.

16 BROOKFIELD ASSET MANAGEMENT

Our condensed statement of operations for the eight most recent quarters are as follows:

	2017	2016				2015
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$6,001	$6,935	$6,285	$5,973	$5,218	$5,538	$5,056	$4,923
Net income	518	97	2,021	584	636	1,187	845	1,199
Net income (loss) to shareholders	(37)	173	1,036	185	257	678	289	645
Per share
- diluted	$(0.08)	$0.14	$1.03	$0.15	$0.23	$0.66	$0.26	$0.62
- basic	(0.08)	0.15	1.05	0.16	0.23	0.67	0.27	0.64
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2017	2016				2015
FOR THE PERIODS ENDED (MILLIONS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Fair value changes	$(204)	$(488)	$(59)	$65	$352	$594	$389	$70
Income taxes	(125)	(211)	992	(234)	(202)	(218)	(145)	368
Net impact	$(329)	$(699)	$933	$(169)	$150	$376	$244	$438
Over the last eight completed quarters, the following factors caused variations in revenues and net income to shareholders on a quarterly basis:
In the first quarter of 2017, we recorded fair value losses, predominantly driven by mark-to-market losses on the GGP warrants, as well as decreases in valuations in our core office portfolio. Revenue declined from the prior quarter due to seasonality in the residential business.
In the fourth quarter of 2016, the effect of overall increases in revenues across our businesses was offset by impairments of $530 million on certain financial assets as a result of lower valuations based on public market prices in our private equity operations. The quarter also included realized carried interest of $149 million, net of associated costs.
In the third quarter of 2016, we recognized a $900 million tax recovery which resulted from a reduction in effective tax rates arising from the restructuring of certain of our U.S. real estate operations, of which $600 million was attributable to shareholders.
In the first and second quarters of 2016, revenues increased from the acquisition of our Colombian hydroelectric facilities, opportunistic real estate assets and private equity investments. The second quarter of 2016 also includes $208 million of revenue on the sale of three multifamily developments and additional revenue following an increase in the scale of our construction operations.
In the fourth quarter of 2015, we recorded $594 million of fair value gains related to our office properties. Our revenues also reflected completion of significant projects in our construction services business and home closings in our residential development business.
In the third quarter of 2015, we acquired a U.K. resort operator and U.S. multifamily portfolio in our institutional private fund which increased revenues by $146 million and $214 million, respectively, in the third and fourth quarters of 2015.
In the second quarter of 2015, we recognized a $464 million deferred income tax recovery ($314 million was attributable to shareholders) as our office real estate operations reorganized its interest in certain subsidiaries that resulted in a change in the tax rate applicable to those entities.

Q1 2017 INTERIM REPORT 17

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using Funds from Operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Effective the first quarter of 2017, we have changed the name of the Property segment to Real Estate. The presentation of financial information for financial reporting and management decision making for this segment have remained the same under the new name. No quantitative changes have been applied to the periods presented as a result of the change of name.
Our operating segments are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our clients and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.

ii.	Real estate operations include the ownership, operation and development of office, retail, industrial, multifamily, hospitality and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications and agricultural assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on construction, business services, energy, and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

Segment Financial Measures
The following sections utilize segment operating measures that we employ to describe and assess performance on a segmented basis. The calculation of these measures may differ from others and as a result, may not be comparable to similar measures presented by others.
We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, and net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains/losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions, as well as amounts that are recorded directly in equity, such as ownership changes.
We measure segment assets based on Common Equity by Segment, which we consider to be the amount of common equity allocated to each segment. We utilize Common Equity by Segment to review our deconsolidated balance sheet and to assist in capital allocation decisions. Operating measures and their respective definitions are provided on pages 40 to 42 of our December 31, 2016 annual report.
Total FFO is a non-IFRS measure. A reconciliation of net income to total FFO is provided in Part 5 – Additional Information of this report.

18 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents segment revenues, FFO and common equity by segment on a period-over-period basis for comparison purposes:

AS AT MAR. 31, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Segment Revenues[1]			Segment FFO[2]			Common Equity by Segment
	2017	2016	Change	2017	2016	Change	2017	2016	Change
Asset management	$290	$288	$2	$166	$184	$(18)	$335	$328	$7
Real estate	1,695	1,414	281	325	373	(48)	16,669	16,727	(58)
Renewable power	643	654	(11)	67	68	(1)	4,812	4,826	(14)
Infrastructure	748	543	205	83	71	12	2,668	2,697	(29)
Private equity	2,476	2,133	343	102	77	25	2,891	2,862	29
Residential development	439	411	28	(8)	(15)	7	2,717	2,679	38
Corporate activities	49	52	(3)	(61)	(55)	(6)	(7,581)	(7,620)	39
	$6,340	$5,495	$845	$674	$703	$(29)	$22,511	$22,499	$12

1.
Segment revenues include inter-segment revenues, which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(b) of the consolidated financial statements for a reconciliation of segment revenues to external revenues
2.
Total segment funds from operation is a non-IFRS measure. Please refer to Reconciliation of Net Income to Total Segment FFO presented in Part 5 – Additional Information

Total segment revenues and FFO were $6.3 billion and $674 million, respectively, in the first quarter of 2017, compared to $5.5 billion and $703 million, respectively, in the prior year quarter. Total FFO includes realized disposition gains of $214 million in the quarter compared to $212 million in the prior period. Further discussion of segment revenues, FFO and common equity by segment are discussed below.
ASSET MANAGEMENT
Asset management operations consist of managing listed partnerships, private funds and public securities portfolios. As at March 31, 2017, we managed $113 billion of fee bearing capital, of which $89 billion was from clients and $24 billion was from the Corporation. The following table summarizes fee bearing capital:

AS AT MAR. 31, 2017 AND DEC. 31, 2016 (MILLIONS)	Listed Partnerships[1]	Private Funds[1]	Public Securities	Total 2017	Total 2016
Real estate	$22,337	$22,938	$—	$45,275	$44,589
Renewable power	11,878	6,894	—	18,772	18,690
Infrastructure	15,850	15,261	—	31,111	28,909
Private equity	2,037	4,651	—	6,688	6,811
Other	—	—	11,268	11,268	10,577
March 31, 2017	$52,102	$49,744	$11,268	$113,114	n/a
December 31, 2016	$49,375	$49,624	$10,577	n/a	$109,576

1. Includes Brookfield capital of $24 billion (December 31, 2016 – $22 billion) in listed partnerships and $0.3 billion (December 31, 2016 – $0.3 billion) in private funds
Listed Partnerships: We manage $52 billion of fee bearing capital through publicly listed perpetual capital entities, including BPY, BEP, BIP, BBU, Brookfield Canada Office Properties (“BOX”) and Acadian Timber Corp. We are compensated for managing these entities through base management fees, which are primarily determined by the market capitalization of these entities, and incentive distributions and performance fees. Incentive distributions for BPY, BEP and BIP are equal to a portion of the increases in partnership distributions above predetermined hurdles. Performance fees for BBU are based on increases in the unit price of BBU above a high water mark.
Private Funds: We manage $50 billion of fee bearing capital through 38 private funds, of which eight are in their investment period. Closed-ended private fund capital is typically committed for 10 years from the inception of a fund with two one-year extension options. Open-ended private capital has no special end date, however, clients may redeem their capital upon request, subject to certain provisions, including that commitment being replaced by another client’s. Our private fund investor base consists of approximately 455 clients with an average commitment of $110 million. We are compensated for managing these private funds through base fees, which are generally determined on both called and uncalled commitments. We are also generally entitled to receive carried interest, which represent a portion of realized investment returns provided that clients receive a minimum predetermined return.
Public Securities: We manage $11 billion of fee bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities. We act as both advisor and sub-advisor and earn base management and performance fees.

Q1 2017 INTERIM REPORT 19

The principal changes to our fee bearing capital in the quarter are set out in the following table:

FOR THE THREE MONTHS ENDED MAR. 31, 2017 (MILLIONS)	Listed Partnerships	Private Funds	Public Securities	Total
Balance, December 31, 2016	$49,375	$49,624	$10,577	$109,576
Inflows	418	296	1,165	1,879
Outflows	—	—	(923)	(923)
Distributions	(575)	(254)	—	(829)
Market valuation	2,983	57	449	3,489
Other	(99)	21	—	(78)
Change	2,727	120	691	3,538
Balance, March 31, 2017	$52,102	$49,744	$11,268	$113,114
Fee bearing capital increased by $3.5 billion during the quarter, primarily as a result of higher capitalizations across our listed partnerships due to increased unit values.
Listed partnership inflows represent preferred units issued by BIP and BEP. Market prices for our listed partnership units increased, resulting in a $3.0 billion aggregate increase in the capitalization values. Increases were partially offset by $575 million of distributions to unitholders.
Private fund inflows of $296 million include an additional close in our real estate finance fund, which was partially offset by return of capital of $254 million primarily related to the distribution of proceeds from a disposition within a private equity fund. We also recognized the initial market valuation change on our open-ended core real estate fund which was launched in December 2016.
Public securities inflows of $1.2 billion and market appreciation of $0.4 billion in quarter were partially offset by $0.9 billion of redemptions.
Summary of Operating Results
Asset management revenues include fees related earnings and carried interests earned by us in respect of capital managed for investors included the capital invested by us in the listed partnerships. This is representative of how we manage the business and more appropriately measures the returns from our asset management activities.
The following table disaggregates our asset management segment revenues and FFO into fee related earnings and realized carried interest to facilitate analysis. We have provided additional detail, where referenced, to explain significant variances from the prior period.

		Segment Revenues		Segment FFO
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Ref.	2017	2016	2017	2016
Fee related earnings	i	$285	$288	$163	$184
Realized carried interest	ii	5	—	3	—
		$290	$288	$166	$184

i.	Fee Related Earnings
The following table further disaggregates fee related earnings in order to further facilitate analysis of this component of our segment FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Fee revenues
Base management fees	$247	$237
Incentive distributions	38	25
Transaction and advisory fees[1]	—	26
	285	288
Direct costs and other[1]	(122)	(104)
Fee related earnings	$163	$184

1. Transaction and advisory fees and direct costs for 2016 have been restated to reclass advisory fee earnings derived from business activities that are owned by BBU to our Private Equity segment

20 BROOKFIELD ASSET MANAGEMENT

Fee related earnings in the prior year included catch-up fees of $23 million and transaction fees of $26 million. Excluding the impact of these items, fee related earnings increased by $28 million, as a 17% and 22% increase in listed partnership and private funds base fees driven by higher capitalization and private fund capital raised, respectively, were partially offset by higher direct costs as we expand our operations. Operating margins, which are calculated as fee related earnings divided by fee revenues, excluding catch-up and transaction fees, were 57% compared to 56% in 2016.
Base management fees increased 4% to $247 million compared to $237 million in the first quarter of 2016. Our private funds contributed $112 million of base fees representing a 22% increase from the 2016 period, excluding the impact of catch-up fees of $23 million earned in the 2016 quarter. The increase in private fund base fees was due to higher levels of fee bearing capital as a result of capital raised in the last twelve months. Base management fees from our listed partnerships increased by $17 million from the prior year quarter to $115 million, which includes $111 million of base management fees from BPY, BIP, BEP and BBU, as a result of higher capitalization levels and the inclusion of $6 million of additional fees from BBU, which was formed at the end of the second quarter of 2016.
We received $38 million of incentive distributions from BIP, BEP and BPY, representing a 52% increase from the first quarter of 2016. The growth represents our share, as manager, of increases in unit distributions by BIP, BEP and BPY of 11%, 5% and 5%, respectively. Both BIP and BEP’s distributions have surpassed their respective incentive distribution hurdles and, accordingly, we receive 25% of future distribution increases by those entities. BPY pays incentive distributions of 15% as its current annualized distribution of $1.18 per unit surpasses only the first distribution hurdle of $1.10 per unit on an annualized basis. Transaction and advisory fees in the prior year's quarter of $26 million include fees earned on co-investment transactions and a $12 million break fee.
Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by 17% to $122 million due to expansion in our operations and include $3 million of non-controlling interests in fee related earnings recorded by partially owned entities (2016 – $4 million).

ii.	Realized Carried Interest
We realized $5 million of carried interest as segment FFO during the first quarter of 2017 (2016 – $nil), or $3 million (2016 – $nil) net of directly related costs.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Realized carried interest revenue	$5	$—
Direct costs	(2)	—
Realized carried interest	$3	$—
We do not recognize carried interest until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term. We do, however, provide supplemental information and analysis below on the estimated amount of unrealized carried interest that has accumulated based on fund performance up to the date of the financial statements. Unrealized carried interest represents the amount of carried interest that we would be entitled to if private funds were wound up on the last day of the reporting period, based on the estimated value of the underlying investments. Unrealized carried interest is a non-IFRS measure and we provide a reconciliation of realized carried interest to unrealized carried interest generated in Part 5 – Additional Information of this report.
Investment performance in our private funds generated $171 million of unrealized carried interest during the quarter, as previously deployed capital within our carry eligible capital base is generating investment returns. Of this generated carried interest, $25 million was the impact of the appreciation of foreign currencies on our non-U.S. dollar fund investments. Accumulated unrealized carried interest totaled $1.1 billion at March 31, 2017. We estimate that approximately $354 million of associated costs will arise on the realization of the amounts accumulated to date. The amounts of unrealized carried interest and associated costs are shown in the following table:

FOR THE THREE MONTHS ENDED MAR. 31, 2017 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net
Unrealized balance, December 31, 2016	$898	$(322)	$576
In-period change
Generated[1]	171	(34)	137
Less: realized	(5)	2	(3)
Unrealized balance, March 31, 2017	$1,064	$(354)	$710

1. Unrealized carried interest generated in period. Amounts dependent on future investment performance. Represents management estimate of carried interest if funds were wound up at period end
The funds that comprise the current unrealized carried interest have a weighted-average term to realization of six years. Recognition of carried interest is dependent on future investment performance.

Q1 2017 INTERIM REPORT 21

REAL ESTATE
Overview
We own virtually all of our commercial real estate assets through our 63% economic ownership interest in BPY, which is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $17.8 billion at March 31, 2017, based on public pricing. BPY owns real estate assets directly as well as through private funds that we manage. We also own $1.3 billion of preferred shares of BPY which yield 6.1% based on their redemption value.
BPY’s operations are principally organized as follows:
Core office properties: We own interests in and operate commercial office portfolios, consisting of 146 properties totaling 101 million square feet of office space. The properties are located primarily in the world’s leading commercial markets, such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto and Berlin. We also develop office properties on a selective basis; active development projects consist of interests in 16 sites totaling 10 million square feet.
Core retail properties: Our core retail portfolio consists of interests in 127 regional malls and urban retail properties totaling 125 million square feet in the United States, which are held through our 21% fully diluted equity accounted interest in GGP. Our retail mall portfolio has a redevelopment pipeline with approximately $370 million of development cost on a proportionate basis.
Opportunistic: We own and operate a global portfolio of real estate investments which are targeted to achieve higher returns than our core office and retail portfolios. Our opportunistic portfolio consists of high quality assets with operational upside across the office, retail, multifamily, industrial, hospitality, triple net lease, self-storage, student housing and manufactured housing sectors.
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our ownership interests in BPY, the amounts represented by other real estate assets and liabilities, and realized disposition gains to facilitate analysis. We have provided additional detail, where referenced, to explain significant movements from the prior period.

		Segment Revenues		Segment FFO		Common Equity by Segment
AS AT MAR. 31, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Ref.	2017	2016	2017	2016	2017	2016
Brookfield Property Partners
Equity units[1]	i	$1,510	$1,237	$155	$140	$15,227	$15,371
Preferred shares		19	19	19	19	1,265	1,265
		1,529	1,256	174	159	16,492	16,636
Other real estate investments		166	158	9	2	177	91
Realized disposition gains		—	—	142	212	—	—
		$1,695	$1,414	$325	$373	$16,669	$16,727

1.
Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 50.4 million Class A limited partnership units, 4.8 million special limited partnership units and 0.1 million general partnership units; together representing an effective economic interest of 63% of BPY

Real estate operations benefited from recent acquisitions within our opportunistic real estate fund, as well as leasing activity in our core office in retail portfolios, which more than offset the impact of dispositions. This led to increases in revenues and FFO prior to disposition gains. Overall FFO was lower because the 2016 quarter included larger realized disposition gains.

i.	Brookfield Property Partners
The following table disaggregates BPY’s FFO by business line to facilitate further analysis of the year-over-year variances in segment FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Core office	$156	$149
Core retail	110	111
Opportunistic	83	73
Corporate	(112)	(116)
Attributable to unitholders	237	217
Non-controlling interests	(74)	(69)
Segment reallocation and other	(8)	(8)
Brookfield’s interest	$155	$140

22 BROOKFIELD ASSET MANAGEMENT

BPY’s FFO for the first quarter of 2017 was $237 million, of which our share was $155 million compared to $140 million in the prior year's quarter.

Core office FFO increased by $7 million to $156 million due to same-store FFO growth of 4.2%, primarily derived from lease commencements at lower Manhattan, as well as a $20 million legal settlement gain in London. These positive variances were partially offset by the absence of FFO from assets sold and the impact of foreign exchange, particularly from the depreciation of the British pound.
Average overall in-place net rents increased by 1.3% from year end to $33.86 per square foot as a result of leasing activities and the impact of currency revaluation. We completed 1.4 million square feet of new and renewal leases during the quarter at an average in-place net rent of $38.04 per square foot, which was 25% higher than expiring net rents of $30.45 per square foot. Overall in-place net rents are currently 17% below market net rents. Overall occupancy was largely unchanged at 91%.
We currently have 10 million square feet of active development projects, including Manhattan West in New York, Brookfield Place in Calgary, as well as 100 Bishopsgate, One Bank and London Wall Place. These office assets are 58% pre-leased in aggregate and we estimate an additional cost of $2.7 billion to complete construction.
BPY’s core retail FFO, which is derived from its ownership interest in GGP, was virtually unchanged as a 1.4% increase in same-store FFO at GGP was offset by the absence of FFO from assets sold prior to the quarter. Our same-store retail portfolio occupancy rate was 94.7% as at March 31, 2017, a decrease of 60 bps from March 31, 2016. Lease commencements on a same-store basis resulted in an increase in in-place rents to $62.92 at March 31, 2017 from $62.42 at March 31, 2016. Initial and average lease spreads on signed leases commencing in the trailing 12 months were 10.5% and 19.7% compared to expiring leases on a suite-to-suite basis. Tenant sales, excluding anchors, increased by 0.9% compared to the prior year.
BPY’s opportunistic assets are held primarily through private funds that are managed by us. BPY’s share of the FFO from these assets increased by $10 million to $83 million compared to the prior period. The increase in FFO is primarily attributable to capital deployed over the past 12 months, including the acquisitions of IFC Seoul mixed-use complex, the Rouse retail portfolio, a self-storage portfolio in the U.S., a student housing portfolio in the U.K. and a manufactured housing portfolio in the U.S. The increase was partially offset by dispositions of mature assets and the negative impact of foreign exchange.
BPY’s corporate expenses decreased by $4 million to $112 million, as a result of lower management fees in the current quarter.
Common Equity by Segment
Our real estate segment consists largely of investments in commercial real estate businesses, whose assets are comprised mostly of investment properties that are carried at fair value and revalued on a quarterly basis. Common equity by segment was flat at $16.7 billion as of March 31, 2017 compared to year end (December 31, 2016 – $16.7 billion) as the positive contributions from FFO are offset by valuation reductions of our investment properties and distributions paid.

RENEWABLE POWER
Overview
We hold our renewable power operations primarily through a 61% economic ownership interest in BEP, which is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $8.9 billion at March 31, 2017, based on public pricing. BEP owns one of the world’s largest publicly traded renewable power portfolios diversified across 15 power markets in North America, Colombia, Brazil and Europe.
BEP’s operations are principally organized as follows:
Hydroelectric: We own and operate 218 hydroelectric generating stations on 82 river systems in North America, Brazil and Colombia. Our hydroelectric operations have 8,478 MW of installed capacity and annual long-term average generation of 20,741 gigawatt hours (“GWh”) on a proportionate basis.
Wind energy: We own and operate 35 wind facilities in North America, Europe and Brazil. Our wind energy operations have 1,453 MW of installed capacity and long-term average generation of 2,487 GWh on a proportionate basis.
We arrange for the sale of North American power generated by BEP through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”). We purchase a portion of BEP’s power pursuant to long-term contracts at predetermined prices, thereby increasing the stability of BEP’s revenue profile. We sell the power under long-term contracts as well as into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits and premiums. This provides us with increased participation in future increases (or decreases) in power prices.

Q1 2017 INTERIM REPORT 23

The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our ownership interest in BEP, the operations of BEMI and realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

		Segment Revenues		Segment FFO		Common Equity by Segment
AS AT MAR. 31, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Ref.	2017	2016	2017	2016	2017	2016
Brookfield Renewable Partners[1]	i	$685	$696	$97	$114	$3,773	$3,793
Brookfield Energy Marketing[2]	ii	(42)	(42)	(40)	(46)	1,039	1,033
Realized disposition gains		—	—	10	—	—	—
		$643	$654	$67	$68	$4,812	$4,826

1.
Brookfield’s interest in BEP consists of 129.7 million redemption-exchange units, 51.1 million Class A limited partnership units and 2.7 million general partnership units; together representing an economic interest of 61% of BEP
2.
Segment revenues in BEMI represents the incremental benefit or deficit on the North American power generated by BEP that is sold through BEMI on a contracted and uncontracted basis

Renewable power revenues and FFO decreased during the quarter as a full period of contributions from our Colombian and Pennsylvanian portfolios acquired during the prior year were more than offset by lower hydroelectric generation in North America, which was above long-term average but below the exceptional generation in the prior year quarter. Realized disposition gains were derived from the disposition of two Irish wind facilities.

i.	Brookfield Renewable Partners
The following table disaggregates BEP’s generation and FFO by business line to facilitate further analysis of the year-over-year variances in segment FFO:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		Segment FFO
FOR THE THREE MONTHS ENDED MAR. 31 (GIGAWATT HOURS AND $MILLIONS)	2017	2016	2017	2016	2017	2016
Hydroelectric	5,509	5,240	5,309	4,758	$191	$212
Wind energy	628	636	654	664	30	28
Corporate and other	24	20	29	47	(55)	(53)
	6,161	5,896	5,992	5,469	166	187
Non-controlling interest and other[2]					(69)	(73)
Brookfield’s interest					$97	$114

1. Proportionate to Brookfield Renewable Partners 2. Includes incentive distributions paid to Brookfield of $7 million (2016 – $5 million) as the general partner of BEP
Generation for the three months ended March 31, 2017 totaled 6,161 GWh, on a proportionate basis to BEP, above the long-term average ("LTA") of 5,992 GWh and an increase of 265 GWh compared to the prior year.
Hydroelectric generation was 5,509 GWh, above the long-term average of 5,309 GWh and an increase of 5% compared to the prior year. The increase in generation in the quarter is driven by higher inflows in Colombia, producing generation in line with the long-term average as compared to the drier conditions experienced in the prior year. This was partially offset by generation in North America which, while above LTA in the current quarter, was lower than the exceptional levels over the prior year quarter.
The decrease in FFO compared to the prior period is a result of the lower generation in North America which has higher margins as well as lower pricing in our Columbian operations, partially offset by higher realized pricing and growth in our Brazilian operations.
Generation from the wind portfolio of 628 GWh was slightly below the long-term average of 654 GWh and the prior year of 636 GWh. Higher generation in Canada and Brazil were more than offset by a decrease in generation in the U.S. as well as the impact of the disposition of wind farms in Ireland. Notwithstanding the decreases in generation, FFO increased slightly as pricing in Brazil improved from low levels in the prior year.
Corporate and other activities FFO deficit was $55 million (2016 – $53 million) and includes interest expense on corporate debentures, preferred share distributions as well as unallocated corporate costs, which primarily consist of asset management fees paid and cash taxes.

ii.	Brookfield Energy Marketing
Our wholly owned energy marketing group has entered into long-term purchase agreements and price guarantees with BEP. We are entitled to sell the power we purchase from BEP as well as any ancillary revenues, such as capacity and renewable power credits or premiums.

24 BROOKFIELD ASSET MANAGEMENT

BEMI contributed a $40 million FFO deficit during the quarter, a $6 million improvement from the $46 million FFO deficit in the prior year. This was due to a change in the mix of generation purchased from BEP, as contract pricing differs between markets, resulting in improved margins on power purchases and sales. BEMI purchased approximately 2,531 GWh of electricity from BEP during the first quarter of 2017, compared with 2,750 GWh in 2016, at an average price of $68 per MWh compared with $66 per MWh in 2016, and sold this power at an average price, including ancillary revenues, of $52 per MWh compared with $49 per MWh in 2016.
Approximately 866 GWh of power sales were pursuant to long-term contracts at an average price of $79 per MWh (2016 – $70 per MWh). The balance of approximately 1,665 GWh was sold in the short-term market at an average price of $38 per MWh, including ancillary revenues (2016 – $37 per MWh). Ancillary revenues, which include capacity payments, green credits and other additional revenues, totaled $10 million, adding $4 per MWh to average realized prices on short-term power sales in the current quarter.
Common Equity by Segment
Segment equity was $4.8 billion at March 31, 2017, consistent with December 31, 2016. Our invested capital is represented primarily by the property, plant and equipment ("PP&E") deployed in our generation facilities. We record renewable power PP&E at fair value and revalue the assets annually in the fourth quarter. Accordingly, equity is typically not impacted by revaluation items during the first three quarters. Common equity by segment decreased slightly since year end primarily as the contribution of FFO and the positive impact of foreign currency translation was offset by depreciation and amortization as well as distributions paid.

INFRASTRUCTURE
Overview
Our infrastructure operations are held primarily through our 30% economic ownership interest in BIP, which is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $14 billion at March 31, 2017, based on public pricing. BIP owns infrastructure businesses directly as well as through private funds that we manage. We also have direct investments in sustainable resources operations.
BIP’s operations are organized as follows:
Utilities: consists of regulated distribution, regulated terminal and electricity transmission operations. These businesses typically earn a predetermined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be predictable and typically not impacted to any great degree by short-term volume or price fluctuations.
Transport: are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Approximately 80% of our transport operations are supported by long-term contracts or regulation.
Energy: consists of systems that provide energy transmission, storage services and distribution. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business.
Communications infrastructure: consists of a communication tower infrastructure operation located in France that provides essential services and critical infrastructure to the telecom and media broadcasting sectors, for which we are paid fees. This operation generates stable, inflation-linked cash flows underpinned by long-term contracts.
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our economic ownership interest of BIP, directly held sustainable resources operations and realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

		Segment Revenues		Segment FFO		Common Equity by Segment
AS AT MAR. 31, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Ref.	2017	2016	2017	2016	2017	2016
Brookfield Infrastructure Partners[1]	i	$679	$488	$70	$63	$1,881	$1,934
Sustainable resources		69	55	13	8	787	763
		$748	$543	$83	$71	$2,668	$2,697

1.
Brookfield’s interest in BIP consist of 108.4 million redemption-exchange units, 0.2 million limited partnership units and 1.6 million general partnership units; together representing an economic interest of 30% of BIP

Increased revenue and FFO in our Infrastructure segment were primarily due to acquisitions completed within BIP during the past twelve months in Australia, Peru and India. Same-store FFO increased by 10% on a constant currency basis due to the contribution of development projects,

Q1 2017 INTERIM REPORT 25

as well as the benefits of increased tariffs and higher volumes across the operations partially offset by a lower regulated tariff at our Australian coal terminal. These positive variances were partially offset by the impact of foreign exchange and higher management fees.

i.	Brookfield Infrastructure Partners
The following table disaggregates BIP’s FFO by business line to facilitate further analysis of the year-over-year variances in segment FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Utilities	$100	$100
Transport	123	94
Energy	62	40
Communications infrastructure	19	19
Corporate and other	(43)	(19)
Attributable to unitholders	261	234
Non-controlling interests and other[1]	(191)	(171)
Brookfield’s interest	$70	$63

1. Includes incentive distributions paid to Brookfield of $28 million (2016 – $19 million) as the general partner of BIP
BIP recorded $261 million of FFO in the first quarter of 2017, a 12% increase from the prior year, benefiting from its increased ownership in our Brazilian and North American gas transmission operations and Brazilian toll roads as well as contributions from new investments and internally generated growth across the business.
FFO from our utilities operations remained constant over the prior year quarter at $100 million. FFO benefited from strong connections activity as well as inflation indexation and capital commissioned into rate base offset by lower regulated return at our Australian coal terminal and the absence of FFO from assets sold.
Transport FFO increased by $29 million to $123 million primarily driven by higher tariffs and volumes across a number of operations, higher ownership in our Brazilian toll road operations and the contributions from newly acquired assets over the last twelve months, including toll roads in India and Peru and an Australian ports business.
FFO from our energy operations increased by $22 million to $62 million due primarily to our increased ownership interest in our North American natural gas transmission business, as well as higher volumes and lower interest expense in that business. The current quarter results also benefited from the contribution of our North American gas storage operations, acquired in the third quarter of 2016.
Our communications infrastructure FFO remained constant over the prior year at $19 million as the benefits of growth capital projects were offset by higher interest expense as we refinanced low cost acquisition debt with longer term, fixed rate borrowings at slightly higher rates.
Corporate and other FFO was a deficit of $43 million compared to a deficit of $19 million in the prior year due to higher earnings from investments in publicly listed securities in the prior year quarter, as well as higher base management fees from increased market capitalization and increased interest expense from higher debt balances in the current quarter.
Common Equity by Segment
Segment equity was $2.7 billion at March 31, 2017 (December 31, 2016 – $2.7 billion) and primarily represents our net investment in infrastructure PP&E, as well as certain concessions. Infrastructure PP&E, which represents the majority of assets in the segment, is recorded at fair value and revalued annually. Concessions are considered intangible assets under IFRS and are recorded at historical cost and amortized over the term of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation than in our real estate and renewable power segments and revaluation items are typically only recorded at year end. Segment common equity was consistent with December 31, 2016, as the contribution from earnings and positive currency revaluation was offset by distributions paid.

PRIVATE EQUITY
Our private equity operations are held primarily through our 75% interest in BBU. BBU is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $2.7 billion at March 31, 2017. We also own certain businesses directly, including a 41% interest in Norbord Inc., which is one of the world’s largest producers of oriented strand board (“OSB”).
BBU’s operations are principally organized as follows:
Construction services: We provide contracting services with a focus on high quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction at a defined price.

26 BROOKFIELD ASSET MANAGEMENT

Business services: Our business services operations consist primarily of commercial and residential real estate services and facilities management for corporate and government clients. These services are typically provided under medium to long-term contracts. Services activity is seasonal in nature and is affected by the general level of economic activity and related volume of services purchased by our clients.
Energy: Our energy operations are primarily comprised of oil and gas exploration and production, principally through an offshore oil and gas business in Western Australia and coal-bed methane operations in central Alberta, Canada. Our energy business also includes energy-related service operations in Canada.
Industrial operations: Our industrial operations consist primarily of manufacturing and mining activities, which are made up of capital intensive businesses with significant barriers to entry and requires technical expertise to build and operate profitably. Our manufacturing activities include a leading manufacturer of graphite electrodes and a comprehensive range of infrastructure products and engineered construction solutions. Our mining activities include interests in specialty metal and aggregates mining operations in Canada.
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the capital we have invested in BBU, Norbord, and other investments as well as realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Segment Revenues		Segment FFO		Common Equity by Segment
	Ref.	2017	2016	2017	2016	2017	2016
Brookfield Business Partners[1]	i	$1,977	$1,677	$9	$37	$1,926	$1,865
Norbord	ii	467	384	37	19	295	276
Other investments		32	72	(6)	21	670	721
Realized disposition gains		—	—	62	—	—	—
		$2,476	$2,133	$102	$77	$2,891	$2,862

1. Prior period figures for assets that are included in BBU have been reclassified to reflect current presentation
Revenues generated from our private equity operations increased by $343 million primarily as a result of increased activity in our construction services operations, higher volume of project work in our facilities management operations, incremental revenues generated from new acquisitions at BBU as well as higher OSB pricing and volume at Norbord. These increases were partially offset by the absence of revenue from the disposition of our bath and shower products manufacturing business.
Total private equity FFO increased by $25 million primarily as a result of a $62 million gain realized on the aforementioned asset disposition and higher contributions from Norbord. These increases were partially offset by lower contributions from our construction services operations despite increased activity due to margin compression as well as the absence of interest income in our other investments, where we converted our investment in debt securities of a company into non-dividend paying equity in the fourth quarter of 2016.

i.	Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate further analysis of the year-over-year variances in segment FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Construction services	$(3)	$22
Business services	4	2
Energy	20	18
Industrial operations	79	(5)
Corporate and other	(5)	—
Brookfield Business Partners	95	37
Non-controlling interests	(24)	—
Segment reallocation and other[1]	(62)	—
Brookfield’s interest	$9	$37

1. Segment reallocation of $62 million to disposition gains (net of NCI) related to the sale of a bath and shower products manufacturing business.
BBU generated $95 million of FFO, representing a $58 million increase from the prior period. An $82 million gain realized on the disposition of our bath and shower products manufacturing business was partially offset by lower contributions from our construction services operations as well as corporate costs of $5 million that BBU began incurring following its spin-off.
Construction services FFO decreased by $25 million largely due to margin compression on three projects in Australia, which included an in- period catch up adjustment to account for reduction in expected project margin that has disproportionately impacted results in the current period. Our portfolio of 105 projects continue to positively contribute to FFO, benefiting from both regional and product diversity. During the quarter,

Q1 2017 INTERIM REPORT 27

we have secured $370 million of new projects, including an office tower in the U.K. Consistent with prior year, our backlog stands at $7.3 billion, representing nearly two years of activity on a weighted average basis.

Our energy operations contributed $2 million of additional FFO as a result of the disposition of investment securities. This was partially offset by a lower contribution from our Western Australian oil and gas operations due to our reduced ownership level following the sale of a portion of our investment in late 2016.
FFO within our industrial operations increased by $84 million as the current quarter includes $82 million related to the disposition of our bath and shower products manufacturing business. Higher sales volume in our graphite electrode business and strong pricing in our palladium mining operations contributed to the increase.

ii.	Norbord
Our share of Norbord’s FFO increased by $18 million to $37 million due to increases in North American benchmark OSB prices driven. The ongoing housing recovery in the U.S. is increasing demand as the product is a key input used in the residential construction industry. Average North American OSB prices increased by 36% to $282 per thousand square feet (“Msf”) compared to $208 per Msf in the first quarter of 2016. FFO also benefited from a 7% increase in North American volumes from 1.3 billion square feet to 1.4 billion square feet.
Common Equity by Segment
Segment equity increased by $29 million from December 31, 2016 to $2.9 billion as our investments continue to benefit from the contribution of FFO, slightly offset by distributions paid. Most of the assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis.

RESIDENTIAL DEVELOPMENT
Our residential development businesses operate in North America, Brazil and Australia.
Our North American business is conducted through Brookfield Residential Properties Inc., and is active in 10 principal markets in Canada and the U.S., and controls approximately 100,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.
Our Brazilian business includes land acquisition and development, construction, sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential units in Brazil’s largest markets, primarily São Paulo and Rio de Janeiro.
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our two principal operating regions:

AS AT MAR. 31, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Segment Revenues		Segment FFO		Common Equity by Segment
	2017	2016	2017	2016	2017	2016
Residential
North America	$339	$270	$11	$(2)	$1,473	$1,441
Brazil and other	100	141	(19)	(13)	1,244	1,238
	$439	$411	$(8)	$(15)	$2,717	$2,679
Revenues from our residential operations increased by $28 million primarily as a result of increased pricing and higher volume of housing deliveries and land sales in our North American operations. The increases were partially offset by a decrease in revenue from our Brazilian operations as a result of lower deliveries and inventory sales in the quarter.
Funds from operations from our North American operations increased by $13 million reflecting stronger market conditions positively impacting housing gross margins, including more stable oil prices in our western Canadian operations. Housing gross margins increased by 33% or $14 million as a result of 65 unit increase in closings and a shift in the product mix which increased the overall average home selling price by 14%. In addition, land gross margins increased by $7 million as a result of increased activity in our western Canadian markets. As at March 31, 2017, we had 28 (2016 – 27) active land communities and 86 (2016 – 69) active housing communities.
Our Brazilian operations FFO decreased by $6 million from a loss of $13 million in the prior year quarter to a loss of $19 million in the current quarter, primarily attributable to lower deliveries and inventory sales. We delivered four projects during the quarter in comparison to eight in the first quarter of 2016. These decreases were partially offset by significant reductions in corporate expenses, in line with the resizing of the business. Our focus over the past two years has been on delivering our current inventory; we currently have 25 projects under development, of which seven relate to new projects launched in late 2016 and in the first quarter of 2017, compared to a total of 58 projects as at March 31, 2016.

28 BROOKFIELD ASSET MANAGEMENT

Common Equity by Segment
Segment equity was $2.7 billion at March 31, 2017 (December 31, 2016 – $2.7 billion) and consists largely of residential development inventory. We invested $98 million in our Brazilian operations during the quarter, using the funds to repay high cost debt, thereby lowering leverage and associated interest expense. Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process.

CORPORATE ACTIVITIES
Our corporate activities primarily consist of allocating capital to our operating business groups, principally through our listed partnerships (BPY, BEP, BIP and BBU) and through directly held investments, as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also hold financial assets as part of our liquidity management activities and enter into financial contracts to manage our foreign currency and interest rate risks.
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

	Segment Revenues		Segment FFO		Common Equity by Segment
AS AT MAR. 31, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016	2017	2016	2017	2016
Cash and financial assets, net	$49	$52	$14	$34	$1,732	$1,207
Corporate borrowings	—	—	(62)	(56)	(5,272)	(4,500)
Preferred equity[1]	—	—	—	—	(3,950)	(3,954)
Corporate costs and taxes/net working capital	—	—	(13)	(33)	(91)	(373)
	$49	$52	$(61)	$(55)	$(7,581)	$(7,620)

1. FFO excludes preferred share distributions of $36 million (2016 – $33 million)
Our portfolio of cash and financial assets is generally recorded at fair value with changes recognized quarterly through net income, unless the underlying financial investments are classified as available-for-sale securities, in which case they are recorded at fair value with changes in value recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. Our financial assets consist of $2.0 billion of cash, securities and other financial assets (December 31, 2016 – $1.4 billion), which are partially offset by $286 million (December 31, 2016 – $190 million) of deposits and other liabilities.
FFO from these activities includes dividends and interest from our financial assets, mark-to-market gains or losses on our financial asset portfolio and realized disposition gains or losses. FFO from our cash and financial asset portfolio was $14 million, which reflected a lower level of investment gains in the current quarter.
Corporate borrowings are generally issued with fixed interest rates and held at amortized cost. Many of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. Preferred equity does not revalue under IFRS. The FFO deficit from our corporate borrowings reflects the interest expense on those borrowings, which increased from the prior year as a result of corporate debt issuances during the year.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Net working capital includes accounts receivable, accounts payable, other assets and liabilities. These items are partly offset by net deferred income tax assets of $866 million (December 31, 2016 – $648 million). FFO includes corporate costs and cash taxes, which were lower in the current quarter as we had current tax recoveries whereas the prior year had current tax expenses.
Common equity in our Corporate segment remained consistent at a deficit of $7.6 billion at March 31, 2017. The issuance of $750 million of corporate notes during the quarter as well as the strengthening of the Canadian dollar were offset by higher levels of cash and financial assets and lower net working capital liability.

Q1 2017 INTERIM REPORT 29

PART 4 – CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
Overview
We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis. The following table presents our capitalization on a consolidated, corporate (i.e., deconsolidated), and proportionately consolidated basis:

	Consolidated[1]		Corporate		Proportionate[1]
(MILLIONS)	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016
Corporate borrowings	$5,272	$4,500	$5,272	$4,500	$5,272	$4,500
Non-recourse borrowings
Property-specific mortgages	56,665	52,502	—	—	27,408	26,421
Subsidiary borrowings	7,990	7,949	—	—	5,173	5,231
	69,927	64,951	5,272	4,500	37,853	36,152
Accounts payable and other	12,047	11,982	1,630	1,901	7,728	7,726
Deferred tax liabilities	9,830	9,640	245	246	4,210	4,572
Subsidiary equity obligations	3,766	3,565	—	—	1,716	1,828
Equity
Non-controlling interests	43,965	43,235	—	—	—	—
Preferred equity	3,950	3,954	3,950	3,954	3,950	3,954
Common equity	22,511	22,499	22,511	22,499	22,511	22,499
	70,426	69,688	26,461	26,453	26,461	26,453
Total capitalization	$165,996	$159,826	$33,608	$33,100	$77,968	$76,731

1. Reflects liabilities associated with assets held for sale on a consolidated basis and proportionate basis according to the nature of the balance
Consolidated Capitalization
Consolidated capitalization reflects the full consolidation of wholly owned and partially owned entities. We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are equity accounted, such as our investments in GGP and Canary Wharf and several of our infrastructure businesses.
Corporate Capitalization
Our corporate (deconsolidated) capitalization shows the amount of debt that has recourse to the Corporation. Corporate borrowings increased by $772 million from year end as a result of the issuance of $750 million notes. Corporate borrowings are further described on the following page.
Common and preferred equity totaled $26.5 billion (December 31, 2016 – $26.5 billion) and represents approximately 79% of our corporate capitalization.
Proportionate Capitalization
Proportionate capitalization, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which we believe is an important component of enhancing shareholder returns. We believe that the levels of debt relative to total capitalization are appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.
Proportionate capitalization is a non-IFRS measure. We present a reconciliation of proportionate capitalization to consolidated capitalization in Part 5 – Additional Information.

30 BROOKFIELD ASSET MANAGEMENT

Corporate Borrowings

	Average Rate		Average Term		Consolidated
($ MILLIONS)	Mar. 31, 2017	Dec. 31, 2016	2017	2016	Mar. 31, 2017	Dec. 31, 2016
Term debt	4.7%	4.8%	8	8	$5,304	$4,529
Revolving facilities	—	—	4	4	—	—
Deferred financing costs	n/a	n/a	n/a	n/a	(32)	(29)
Total					$5,272	$4,500
Corporate borrowings at March 31, 2017 included term debt of $5.3 billion (December 31, 2016 – $4.5 billion). The increase in the balance is primarily the result of the aforementioned issuance of $750 million notes. We had no commercial paper and bank borrowings outstanding at March 31, 2017 (December 31, 2016 – $nil). Commercial paper and bank borrowings are pursuant to, or backed by, $1.9 billion of committed revolving term credit facilities with terms ranging from three to five years. We typically renew and extend the terms annually. As at March 31, 2017, $61 million of the facilities were utilized for letters of credit (December 31, 2016 – $61 million).
Our corporate term debt has an average term of eight years (December 31, 2016 – eight years). The average interest rate on our corporate borrowings was 4.7% at March 31, 2017 (December 31, 2016 – 4.8%).
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages and project financings, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation.

	Average Rate		Average Term		Consolidated
($ MILLIONS)	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016
Real estate	4.4%	4.5%	4	4	$37,842	$34,322
Renewable power	6.6%	6.6%	8	8	7,906	7,963
Infrastructure	4.6%	4.9%	8	9	9,011	7,901
Private equity and other	4.3%	4.4%	3	3	1,519	1,836
Residential development	8.7%	8.6%	1	1	357	420
Total	4.8%	4.9%	5	5	$56,635	$52,442
Property-specific borrowings increased by $4.2 billion during the first three months of 2017 due to $5.1 billion of borrowings assumed on or issued in conjunction with acquisitions offset by repayment of amounts previously drawn on revolving or term bank facilities. The additional borrowings in our real estate operations are primarily related to acquisitions completed during the period. The additional borrowings in our infrastructure operations are primarily related to drawings on subscription facilities in respect of acquisitions and are repaid in the normal course by calling fund equity commitments. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall decrease in the value of the U.S. dollar during the period increased the carrying value of our non-U.S. dollar borrowings.
Subsidiary Borrowings
We endeavor to capitalize our principal subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing financing costs equally among equity holders in partially owned subsidiaries.

	Average Rate		Average Term		Consolidated
($ MILLIONS)	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016
Real estate	3.1%	2.9%	1	2	$1,948	$2,765
Renewable power	3.9%	3.9%	6	6	2,125	2,029
Infrastructure	3.1%	3.4%	4	3	1,693	1,002
Private equity and other	4.3%	4.6%	2	2	544	538
Residential development	6.0%	6.4%	5	6	1,680	1,615
Total	4.0%	4.1%	4	4	$7,990	$7,949
Subsidiary borrowings generally have no recourse to the Corporation but are recourse to its principal subsidiaries (primarily BPY, BEP, BIP and BBU). Subsidiary borrowings increased by $41 million in the first quarter of 2017 due to BIP completing a C$300 million note issuance as well as utilizing their credit facilities in anticipation of upcoming acquisitions; borrowings in the real estate operations declined due to the partial repayment of borrowings using proceeds from dispositions during the period.

Q1 2017 INTERIM REPORT 31

Fixed and Floating Interest Rate Exposure
The majority of our borrowings are fixed rate long-term financing. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at current rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

	Fixed Rate		Floating Rate
($ MILLIONS)	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016
Corporate borrowings	4.7%	4.8%	—	—
Property-specific borrowings	5.1%	5.2%	4.4%	4.6%
Subsidiary borrowings	4.9%	5.1%	2.7%	2.7%
Total	5.0%	5.1%	4.2%	4.4%
Our average floating interest rate associated with property specific debt decreased in the current quarter primarily due to additional drawings on lower cost floating rate subscription facilities used to fund acquisitions.
Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Term	Average Rate
($ MILLIONS)		Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016
Fixed rate-reset	Perpetual	4.4%	4.4%	$2,669	$2,669
Fixed rate	Perpetual	4.8%	4.8%	749	753
Floating rate	Perpetual	2.0%	2.0%	532	532
Total		4.2%	4.2%	$3,950	$3,954
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a pre-determined spread over the Canadian five-year government bond yield. The average reset spread as at March 31, 2017 was 282 basis points.
During the quarter we repurchased 184,979 of our fixed rate preferred shares and 13,815 of our fixed rate-reset preferred shares with a face value of $4.4 million and $0.3 million, respectively.
Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A common shares (“Class A shares”) during the periods are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Outstanding at beginning of period	958.2	961.3
Issued (repurchased)
Repurchases	(1.9)	(3.3)
Long-term share ownership plans[1]	2.2	0.5
Dividend reinvestment plan and others	0.1	0.1
Outstanding at end of period	958.6	958.6
Unexercised options and other share-based plans[1]	47.7	46.9
Total diluted shares at end of period	1,006.3	1,005.5

1. Includes management share option plan and restricted stock plan
The company holds 29.2 million Class A shares (December 31, 2016 – 27.8 million) purchased by consolidated entities in respect of long-term share ownership programs which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 5.7 million (December 31, 2016 – 4.2 million) shares issuable in respect of these plans based on the market value of the Class A shares at March 31, 2017 and December 31, 2016, resulting in a net reduction of 23.5 million (December 31, 2016 – 23.6 million) diluted shares outstanding.

32 BROOKFIELD ASSET MANAGEMENT

During the first quarter of 2017, 3,709,893 options were exercised on a net-settled basis, resulting in the issuance of 1,816,873 Class A shares and the cancellation of 1,893,020 vested options. The value of unexercised options is $1.1 billion (December 31, 2016 – $0.9 billion) based on proceeds receivable on exercise of the options.
As of May 12, 2017, the Corporation had outstanding 958,492,918 Class A shares and 85,120 Class B shares. Refer to Note 11 of the consolidated financial statements for additional information on common equity.
LIQUIDITY
Overview
As an asset manager, most of our investment transactions and funding activities occur within our private funds and listed partnerships. We endeavor to structure our listed partnerships so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation. Our share of capital commitments to private funds are generally funded by the associated listed partnership, based on the investment strategy of each fund. From time to time, we will invest additional capital in our listed partnerships through participation in equity issuances or alternatively may sell units on a secondary basis.
Core Liquidity
Our principal sources of short-term liquidity are cash and financial assets together with undrawn committed credit facilities at the corporate and listed partnership level, which we refer to collectively as core liquidity. We maintain cash and financial assets, as well as undrawn credit facilities, to fund capital transactions. Our credit facilities are with a diversified range of major banking institutions, typically have five-year terms and we endeavor to renew and extend the term annually.
Corporate level liquidity is readily available for use without any material tax consequences. We also have the ability to raise additional liquidity through the issuance of debt or equity securities and sale of holdings of listed investments in our principal subsidiary and other holdings including those listed in the table as shown below. However, this is not considered a core source of liquidity at the corporate level as we are generally able to finance our operations and capital requirements through other means, primarily from ongoing operations as discussed below.
Aggregate core liquidity includes the core liquidity of our principal subsidiaries, which consist of BPY, BEP, BIP and BBU, and was $8.6 billion at the end of the period. The majority of the underlying assets and operating businesses are funded by our principal subsidiaries. They are expected to fund our ongoing investments in these areas and, accordingly, we include the resources of these entities in assessing our liquidity. The core liquidity of our listed partnerships, including proceeds from asset dispositions, private fund distributions and financings, is typically retained by each listed partnership and is not distributed to the Corporation or other unitholders. Should we, through our controlling interest, choose to repatriate this liquidity, the Corporation would receive its proportionate share as a distribution from the principal subsidiaries. Such repatriations would not have any material tax consequences to the Corporation.
The following table presents core liquidity and undrawn capital commitments on a corporate and consolidated basis:

	Corporate		Principal Subsidiaries		Total
(MILLIONS)	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016
Cash and financial assets, net	$1,732	$1,207	$1,185	$1,385	$2,917	$2,592
Undrawn committed credit facilities	1,869	1,869	3,854	4,506	5,723	6,375
	$3,601	$3,076	$5,039	$5,891	$8,640	$8,967
We continue to maintain elevated liquidity levels along with client commitments in our private funds, which totaled $20.0 billion at the end of the period, because we continue to pursue a number of attractive investment opportunities.
As at March 31, 2017, core liquidity at the corporate level was $3.6 billion, consisting of $1.7 billion in cash and financial assets, net of deposits and other liabilities, and $1.9 billion in undrawn credit facilities. We expect to fund corporate transactions and financial commitments with existing cash and financial asset balances and borrowing under corporate credit facilities as well as cash generated on an ongoing basis.
Corporate Liquidity
Our primary sources of recurring cash flows at the corporate level are fee related earnings from our asset management activities and distributions from invested capital, in particular our listed partnerships. We also receive capital distributions from time to time from the sale of directly held assets and in the form of realized carried interests from asset sales within private funds.
During the first quarter of 2017, we earned $163 million of fee related earnings. We received $306 million in distributions from our listed subsidiaries in the quarter and have the ability to distribute surplus cash flow of controlled, privately held investments. In addition, income generated by our financial asset portfolio was $14 million. Interest expense and preferred share distributions totaled $62 million and $36 million, respectively, and corporate operating expenses and cash taxes totaled $13 million. We paid $135 million in dividends on our common equity for the three months ended March 31, 2017.

Q1 2017 INTERIM REPORT 33

The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity, excluding our cash and financial asset portfolio:

AS AT MAR. 31, 2017 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Units	Distributions Per Unit[1]	Quoted Value[2]	Distributions (Annualized)[3]
Brookfield Property Partners[4]	69.2%	488.0	$1.18	$12,128	$652
Brookfield Renewable Partners	61.3%	183.4	1.87	5,452	343
Brookfield Infrastructure Partners	29.8%	110.3	1.74	4,265	192
Brookfield Business Partners	74.9%	80.9	0.25	1,993	20
Norbord	40.6%	34.9	0.30	995	10
Acadian Timber Corp.	44.9%	7.5	0.83	104	6
				$24,937	$1,223

1.
Based on current distribution policies
2.
Quoted value using March 31, 2017 public pricing
3.
Based on current quarterly distribution policies for each issuer and current Brookfield ownership percentage; annualized by multiplying the quarterly amount by four
4.
Quoted value includes $1,265 million of preferred shares and distributions includes $76 million of preferred distributions. Fully diluted ownership is 63%, assuming conversion of convertible preferred shares held by a third party

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Operating activities	$539	$219
Financing activities	2,858	4,427
Investing activities	(1,325)	(3,935)
Change in cash and cash equivalents	$2,072	$711
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities such as our equity accounted investment in GGP.
Operating Activities
Cash flow from operating activities totaled $539 million in the first quarter of 2017, a $320 million increase from 2016. These cash flows consist of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and is adjusted for changes in non-cash working capital. Cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in, and subsequent sale of, residential land, houses and condominiums, which represented a net outlay of $96 million in the first quarter of 2017 (2016 – $212 million). Operating cash flow prior to non-cash working capital and residential inventory was $957 million during the first quarter of 2017, which was $118 million higher than 2016 due to the benefits of same-store growth from our existing operations and the contributions from assets acquired over the last twelve months.
Financing Activities
The company generated $2.9 billion of cash flows from financing activities during the three months ended March 31, 2017, as compared to an inflow of $4.4 billion in 2016. Our subsidiaries issued $6.2 billion (2016 – $6.7 billion) and repaid $5.3 billion (2016 – $4.3 billion) of property-specific and subsidiary borrowings, for a net issuance of $1.0 billion (2016 – $2.4 billion) during the quarter. We raised $1.3 billion of capital from our institutional private fund partners and other investors, as well as $1.5 billion of short-term borrowings backed by private fund commitments to fund their portion of acquisitions. Most of the activity related to the acquisitions within our real estate and infrastructure funds. The corporation issued $750 million of medium-term notes, the proceeds of which will be used to repay medium-term notes that will come to maturity.
Investing Activities
During the first quarter of 2017, we invested $3.1 billion and generated proceeds of $1.8 billion from dispositions for net cash deployed in investing activities of $1.3 billion. This compares to net cash investments of $3.9 billion in the first quarter of 2016. We acquired $1.3 billion of consolidated subsidiaries within our real estate operations. Disposition proceeds included $0.6 billion from the sale of properties, and $0.5 billion from the disposition of wind farms and bath and shower products manufacturing operations. We continued to acquire financial assets, which represent a net outflow of $140 million, relating to investments in debt and equity securities. Investing activities in the prior year included a $1.8 billion portfolio of hydroelectric generation assets in Colombia and $0.5 billion in a U.S. self-storage operation.

34 BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first three months of 2017 and the same period in 2016 and 2015 are summarized in the following table.

	Distribution per Security
	2017	2016	2015[1]
Class A and B2 Shares	$0.14	$0.13	$0.11
Class A Preferred Shares
Series 2	0.09	0.09	0.10
Series 4 + Series 7	0.09	0.09	0.10
Series 8	0.13	0.12	0.15
Series 9	0.18	0.17	0.19
Series 13	0.09	0.09	0.10
Series 14[3]	—	0.11	0.37
Series 15	0.06	0.06	0.09
Series 17	0.22	0.22	0.24
Series 18	0.22	0.22	0.24
Series 24[4]	0.14	0.25	0.27
Series 25[4]	0.14	—	—
Series 26	0.21	0.21	0.23
Series 28	0.22	0.21	0.23
Series 30	0.23	0.22	0.24
Series 32	0.21	0.21	0.23
Series 34	0.20	0.19	0.21
Series 36	0.23	0.22	0.24
Series 37	0.23	0.22	0.25
Series 38	0.21	0.20	0.22
Series 40	0.21	0.21	0.23
Series 42	0.21	0.21	0.23
Series 44[5]	0.24	0.23	—
Series 46[6]	0.33	—	—

1.
2015 and 2014 dividends to the Class A and B shares have been adjusted to reflect a three-for-two stock split on May 12, 2015
2.
Class B Limited Voting Shares (“Class B Shares”)
3.
Redeemed on March 1, 2016
4.
1,533,133 shares were converted from Series 24 to Series 25 on July 1, 2016
5.
Issued on October 2, 2015
6.
Issued on November 18, 2016

Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.

Q1 2017 INTERIM REPORT 35

PART 5 – ADDITIONAL INFORMATION
ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES
Accounting Policies
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report.
For further reference on accounting policies, judgments and estimates, see our significant accounting policies contained in Note 2 to this interim report and the December 31, 2016 consolidated financial statements.
Accounting Judgments and Estimates

i.	Investment Properties
Each quarter we update the fair values of our investment property portfolios, with gains or losses reflected in net income. The key valuation metrics of our investment properties are presented in the following table on a weighted-average basis, disaggregated into the principal operations of our Real Estate segment for analysis purposes. The valuations are most sensitive to changes in cash flows, discount rates and terminal capitalization rates. The following table presents the major contributors to the period-over-period variances for our investment properties:

	Core Office		Opportunistic and Other		Weighted Average
AS AT MAR. 31, 2017 AND DEC. 31, 2016	2017	2016	2017	2016	2017	2016
Discount rate	6.9%	6.8%	7.2%	7.0%	7.1%	6.9%
Terminal capitalization rate	5.7%	5.7%	7.0%	7.5%	6.2%	6.0%
Investment horizon (years)	11	11	9	7	11	11
In determining the fair value of investment properties, management uses external information and observable conditions, where possible, supplemented by internal analysis, as required. The determination of fair value requires the use of estimates, which have been applied in a manner consistent with that in the prior year. There are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which is diversified by asset class, geography and market, to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently of one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates / terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.

36 BROOKFIELD ASSET MANAGEMENT

The following table presents the impact on the fair value of our investment properties as at March 31, 2017 from a 25 basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

AS AT (MILLIONS)	Mar. 31, 2017
Core office
United States	$845
Canada	294
Australia	117
Europe	21
Brazil	10
Opportunistic and other
Opportunistic Office	202
Opportunistic Retail	160
Industrial	103
Multifamily	178
Triple Net Lease	186
Self-storage	70
Student Housing	25
Manufactured Housing	86
Total	$2,297

ii.	Income Taxes
The following table sets out the reconciliation of our effective tax rate:

FOR THE THREE MONTHS ENDED MAR. 31	2017	2016	Change
Statutory income tax rate	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	6	—	6
International operations subject to different tax rates	5	1	4
Taxable income attribute to non-controlling interests	(14)	(8)	(6)
Recognition of previously unrecorded deferred tax assets	(8)	1	(9)
Non-recognition of the benefit of current year tax losses	7	5	2
Other	(3)	(1)	(2)
Effective income tax rate	19%	24%	(5)%
We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 5% increase in our effective tax rate compared to a 1% increase in 2016. The difference will vary from period to period depending on the relative proportion of income in each country.
As an asset manager, many of our operations are held in partially owned “flow through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated net income includes income attributable to non-controlling ownership interest in these entities, our consolidated tax provision includes only our proportionate share of the tax provision of these entities. In other words, we are consolidating all of the net income, but only our share of their tax provision. This gave rise to a 14% and 8% reduction in the effective tax rate relative to the statutory tax rate in 2017 and 2016, respectively.
In the quarter, we recognized certain deferred tax assets as a result of a restructuring of an Australian real estate holding, which reduced our effective tax rate by 8%.

Q1 2017 INTERIM REPORT 37

Reconciliation of Non-IFRS Measures

i.	Net Income to FFO
The following table reconciles net income to total segment FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Net income	$518	$636
Realized disposition gains recorded as fair value changes or prior periods	152	212
Non-controlling interest in FFO	(929)	(718)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	122	274
Fair value changes	204	(352)
Depreciation and amortization	499	481
Deferred income taxes	108	170
Total segment FFO	$674	$703

ii.	Unrealized Carried Interest
We do not recognize carried interest until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term. We discuss the accounting policy on carried interest in Note 2 – Significant Accounting Policies of our December 31, 2016 annual report. We do however, provide supplemental information on the estimated amount of unrealized carried interest that has accumulated based on fund performance up to the date of the financial statements further in this section. Unrealized carried interest is determined as if the fund was wound up at the reporting date, based on the estimated value of the underlying investments. Unrealized carried interest is a non-IFRS measure that represents the amount of carried interest that we would be entitled to if private funds were wound up on the last day of the reporting period, based on the estimated value of the underlying investments. We use this measure to gain additional insight into how investment performance is impacting our potential to earn carried interest in future periods and believe that it is useful to investors for the same reason.
Each period we determine the amount of unrealized carried interest earned or lost in that period. We do not recognize the unrealized portion in our financial results, as it is only included when realized under IFRS. A reconciliation of realized carried interest to unrealized carried interest is provided below.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Realized carried interest, net	$3	$—
Recognition of unrealized carry	(5)	—
Deferred recognition, net[1]	137	97
Add: associated costs	36	40
Unrealized carried interest generated in the period[1]	$171	$137

1. Amounts dependent on future investment performance. Represents management estimate of carried interest if funds were wound up at period end.

iii.	Consolidated to Proportionate Capitalization Reconciliation
Proportionate capitalization is a non-IFRS measure that presents our share of debt and other obligations based on our ownership of the related investments. We use this measure to enable analysis of our leverage levels relative to our common equity. This may differ from our consolidated leverage because of the varying ownership that we have in our consolidated and equity accounted investments.

38 BROOKFIELD ASSET MANAGEMENT

A reconciliation of consolidated capitalization to proportionate capitalization is provided below.

(MILLIONS)	Mar. 31, 2017	Dec. 31, 2016
Total consolidated capitalization	$165,996	$159,826
Add: proportionate share of debt of investments in associates	8,413	8,396
Less: liabilities attributable to non-controlling interests
Non-recourse borrowings	(40,478)	(37,146)
Liabilities associated with assets held for sale	(9)	(49)
Accounts payable and other	(4,319)	(4,256)
Deferred tax liabilities	(5,620)	(5,068)
Subsidiary equity obligations	(2,050)	(1,737)
Non-controlling interests	(43,965)	(43,235)
Total proportionate capitalization	$77,968	$76,731

Q1 2017 INTERIM REPORT 39

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the quarter ended March 31, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Declarations Under the Dutch Act of Financial Supervision
The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25d, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•
The consolidated financial statements included in this interim report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidation taken as whole; and

•
The management’s discussion and analysis included in this interim report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act regarding the company and the undertakings included in the consolidation taken as whole.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
Note: This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

40 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (MILLIONS)	Note	Mar. 31, 2017	Dec. 31, 2016
Assets
Cash and cash equivalents		$6,427	$4,299
Other financial assets	5, 6	4,693	4,700
Accounts receivable and other	6	9,055	9,133
Inventory	6	5,437	5,349
Assets classified as held for sale	7	948	432
Equity accounted investments		24,936	24,977
Investment properties	8	57,092	54,172
Property, plant and equipment	9	45,653	45,346
Intangible assets		6,271	6,073
Goodwill		3,906	3,783
Deferred income tax assets		1,578	1,562
Total Assets		$165,996	$159,826

Liabilities and Equity
Accounts payable and other	6	$12,025	$11,915
Liabilities associated with assets classified as held for sale	7	52	127
Corporate borrowings		5,272	4,500
Non-recourse borrowings
Property-specific mortgages	6	56,635	52,442
Subsidiary borrowings	6	7,990	7,949
Deferred income tax liabilities		9,830	9,640
Subsidiary equity obligations		3,766	3,565
Equity
Preferred equity		3,950	3,954
Non-controlling interests		43,965	43,235
Common equity	11	22,511	22,499
Total equity		70,426	69,688
Total Liabilities and Equity		$165,996	$159,826

Q1 2017 INTERIM REPORT 41

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2017	2016
Revenues		$6,001	$5,218
Direct costs		(4,387)	(3,648)
Other income and gains		265	35
Equity accounted income		335	152
Expenses
Interest		(843)	(767)
Corporate costs		(25)	(23)
Fair value changes	12	(204)	352
Depreciation and amortization		(499)	(481)
Income taxes		(125)	(202)
Net income		$518	$636
Net income (loss) attributable to:
Shareholders		$(37)	$257
Non-controlling interests		555	379
		$518	$636
Net income (loss) per share:
Diluted	11	$(0.08)	$0.23
Basic	11	(0.08)	0.23

42 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Net income	$518	$636
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements	50	(114)
Available-for-sale securities	7	(5)
Equity accounted investments	3	(36)
Foreign currency translation	643	1,315
Income taxes	5	64
	708	1,224
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	—	1
Revaluation of pension obligations	(3)	(10)
Equity accounted investments	—	15
Income taxes	1	7
	(2)	13
Other comprehensive income	706	1,237
Comprehensive income	$1,224	$1,873
Attributable to:
Shareholders
Net income (loss)	$(37)	$257
Other comprehensive income	260	391
Comprehensive income	$223	$648

Non-controlling interests
Net income	$555	$379
Other comprehensive income	446	846
Comprehensive income	$1,001	$1,225

Q1 2017 INTERIM REPORT 43

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31, 2017 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2016	$4,390	$234	$11,490	$1,199	$6,750	$(1,256)	$(308)	$22,499	$3,954	$43,235	$69,688
Changes in period
Net income (loss)	—	—	(37)	—	—	—	—	(37)	—	555	518
Other comprehensive income	—	—	—	—	—	211	49	260	—	446	706
Comprehensive income	—	—	(37)	—	—	211	49	223	—	1,001	1,224
Shareholder distributions
Common equity	—	—	(135)	—	—	—	—	(135)	—	—	(135)
Preferred equity	—	—	(36)	—	—	—	—	(36)	—	—	(36)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(785)	(785)
Other items
Equity issuances, net of redemptions	14	(11)	(53)	—	—	—	—	(50)	(4)	607	553
Share-based compensation	—	14	(1)	—	—	—	—	13	—	1	14
Ownership changes	—	—	6	14	(17)	(4)	(2)	(3)	—	(94)	(97)
Total change in period	14	3	(256)	14	(17)	207	47	12	(4)	730	738
Balance as at March 31, 2017	$4,404	$237	$11,234	$1,213	$6,733	$(1,049)	$(261)	$22,511	$3,950	$43,965	$70,426

1.
Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.
Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31, 2016 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2015	$4,378	$192	$11,045	$1,500	$6,787	$(1,796)	$(538)	$21,568	$3,739	$31,920	$57,227
Changes in period
Net income	—	—	257	—	—	—	—	257	—	379	636
Other comprehensive income	—	—	—	—	10	441	(60)	391	—	846	1,237
Comprehensive income	—	—	257	—	10	441	(60)	648	—	1,225	1,873
Shareholder distributions
Common equity	—	—	(125)	—	—	—	—	(125)	—	—	(125)
Preferred equity	—	—	(33)	—	—	—	—	(33)	—	—	(33)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(441)	(441)
Other items
Equity issuances, net of redemptions	(2)	(3)	(80)	—	—	—	—	(85)	—	1,598	1,513
Share-based compensation	—	13	3	—	—	—	—	16	—	5	21
Ownership changes	—	—	—	(107)	—	—	—	(107)	—	1,499	1,392
Total change in period	(2)	10	22	(107)	10	441	(60)	314	—	3,886	4,200
Balance as at March 31, 2016	$4,376	$202	$11,067	$1,393	$6,797	$(1,355)	$(598)	$21,882	$3,739	$35,806	$61,427

1.
Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.
Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

44 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2017	2016
Operating activities
Net income		$518	$636
Other income and gains		(265)	(35)
Share of undistributed equity accounted earnings		(107)	(61)
Fair value changes	12	204	(352)
Depreciation and amortization		499	481
Deferred income taxes		108	170
Investments in residential inventory		(96)	(212)
Net change in non-cash working capital balances		(322)	(408)
		539	219
Financing activities
Corporate borrowings arranged		743	—
Commercial paper and bank borrowings, net		—	197
Non-recourse borrowings arranged		6,233	6,715
Non-recourse borrowings repaid		(5,265)	(4,341)
Non-recourse credit facilities, net		1,480	946
Subsidiary equity obligations issued		249	8
Subsidiary equity obligations redeemed		(176)	(11)
Capital provided from non-controlling interests		1,327	1,836
Capital repaid to non-controlling interests		(720)	(238)
Preferred equity redemption		(3)	—
Common shares issued		7	8
Common shares repurchased		(61)	(94)
Distributions to non-controlling interests		(785)	(441)
Distributions to shareholders		(171)	(158)
		2,858	4,427
Investing activities
Acquisitions
Investment properties		(390)	(412)
Property, plant and equipment		(397)	(301)
Equity accounted investments		(157)	(134)
Financial assets and other		(781)	(1,354)
Acquisition of subsidiaries		(1,311)	(2,604)
Dispositions
Investment properties		602	544
Property, plant and equipment		42	5
Equity accounted investments		22	173
Financial assets and other		641	725
Disposition of subsidiaries		507	—
Restricted cash and deposits		(103)	(577)
		(1,325)	(3,935)
Cash and cash equivalents
Change in cash and cash equivalents		2,072	711
Foreign exchange revaluation		56	78
Balance, beginning of period		4,299	2,774
Balance, end of period		$6,427	$3,563

Q1 2017 INTERIM REPORT 45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    CORPORATE INFORMATION
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these interim financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure and private equity. The Corporation is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.
2.    SIGNIFICANT ACCOUNTING POLICIES
a)    Statement of Compliance
The interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2016, except as noted below in Note 2(b).
The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2016 included in that report.
The interim financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The interim financial statements were authorized for issuance by the Board of Directors of the company on May 10, 2017.

b)	Adoption of Accounting Standards
i.    Income Tax
The amendments to IAS 12, Income Taxes clarifies the following aspects: (i) unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use; (ii) the carrying amount of an asset does not limit the estimation of probable future taxable profits; (iii) estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; (iv) an entity assesses a deferred tax asset in combination with other deferred tax assets. The company adopted the amendments on January 1, 2017, on a prospective basis; the adoption did not have a significant impact on the company’s consolidated financial statements.
ii.    Statement of Cash Flows
In January 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows (“IAS 7”), effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. Since the amendments are being issued less than one year before the effective date, the company is not required to provide comparative information when it first applies the amendments. The company has determined that there are no material impacts on its consolidated financial statements as the existing disclosures already include information required by the amendments.
c)    Future Changes in Accounting Standards
i.    Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. An entity may adopt the Standard on a fully retrospective basis or on a modified retrospective basis. The company has a global team in place to evaluate the financial statement and the administrative impact of IFRS 15, including the method of initial adoption. The company has commenced the issue identification phase of the transition project and expects to commence impact assessment in the second quarter. Additionally, we continue to monitor international developments in the standard as a component of our impact evaluation.

46 BROOKFIELD ASSET MANAGEMENT

ii.    Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9 Financial Instruments (“IFRS 9”), superseding IAS 39 Financial Instruments. IFRS 9 establishes principles for financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has a global team in place to evaluate the financial statement and administrative impact of IFRS 9 on its consolidated financial statements, including the method of initial adoption.
iii.    Leases
In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on balance sheets, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The company is in the process of determining the impact of IFRS 16 on its consolidated financial statements.
iv.    Foreign Currency Transactions and Advance Consideration
IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) clarifies that the date of foreign currency transactions for purposes of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation is effective for periods beginning on or after January 1, 2018 and may be applied either retrospectively or prospectively. The company has not yet determined the impact of IFRIC 22 to its consolidated financial statements.
3.    SEGMENT INFORMATION
a)    Operating Segments
FFO is a key measure of our financial performance and our segment measure of profit and loss. We use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains/losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions, as well as amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and separately as an investor in our assets, as well as to understand the financial impact of our operating decisions. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements and contracts that our operating businesses enter into such as leases and take or pay contracts, and sales of inventory. FFO also includes the impact of changes in leverage or the cost of that financial leverage, as well as other costs incurred to operate our business.
We use realized disposition gains/losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS. Cash taxes are included within FFO.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.

Q1 2017 INTERIM REPORT 47

We illustrate how we derive funds from operations for each operating segment and reconcile net income to total segment FFO in Note 3 (b)(v) of the consolidated financial statements. We do not use FFO as a measure of cash generated from our operations.
Effective the first quarter of 2017, we have changed the name of the Property segment to Real Estate. The presentation of financial information for financial reporting and management decision making for this segment have remained the same under the new name. No quantitative changes have been applied to the periods presented as a result of the change of name.

i.	Segment Balance Sheet Information
We measure segment assets based on common equity by segment to review our deconsolidated balance sheet, which we consider to be the amount of common equity allocated to each segment. It is used as a measure of segment assets, because it is utilized by the company's Chief Operating Decision Maker for capital allocation decisions.

ii.	Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts amongst the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions, which would otherwise be included within its corporate activities segment such as information technology and internal audit, pursuant to formal policies.

b)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2017 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$37	$1,687	$643	$748	$2,398	$439	$49	$6,001
Inter-segment revenues	253	8	—	—	78	—	—	339	i
Segment revenues	290	1,695	643	748	2,476	439	49	6,340
Segment equity accounted income	—	218	1	189	36	1	12	457	ii
Interest expense	—	(469)	(165)	(99)	(30)	(22)	(62)	(847)	iii
Current income taxes	—	(3)	(17)	(12)	5	(2)	12	(17)	iv
Funds from operations	166	325	67	83	102	(8)	(61)	674	v
Common equity	335	16,669	4,812	2,668	2,891	2,717	(7,581)	22,511
Equity accounted investments	—	16,448	205	7,548	257	364	114	24,936
Additions to non-current assets[1]	—	3,657	67	320	89	23	26	4,182

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

AS AT DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED MAR. 31, 2016 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$86	$1,410	$654	$543	$2,068	$411	$46	$5,218
Inter-segment revenues	202	4	—	—	65	—	6	277	i
Segment revenues	288	1,414	654	543	2,133	411	52	5,495
Segment equity accounted income	—	220	2	142	54	7	1	426	ii
Interest expense	—	(427)	(128)	(100)	(38)	(24)	(56)	(773)	iii
Current income taxes	—	(3)	(9)	(5)	(4)	(2)	(9)	(32)	iv
Funds from operations	184	373	68	71	77	(15)	(55)	703	v
Common equity	328	16,727	4,826	2,697	2,862	2,679	(7,620)	22,499
Equity accounted investments	—	16,628	206	7,346	336	374	87	24,977
Additions to non-current assets[1]	—	2,002	5,720	374	42	33	23	8,194

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

48 BROOKFIELD ASSET MANAGEMENT

i.	Inter-Segment Revenues
For the three months ended March 31, 2017, the adjustment to external revenues, when determining segment revenues, consists of management fees earned from consolidated entities totaling $253 million (2016 – $202 million), revenues earned on construction projects between consolidated entities totaling $78 million (2016 – $65 million) and interest income and other revenues between consolidated entities totaling $8 million (2016 – $10 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

ii.	Equity Accounted Income
The company defines equity accounted profit or loss to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles equity accounted income on a segmented basis to the company’s Consolidated Statements of Operations:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Segment equity accounted income	$457	$426
Fair value changes and other non-FFO items	(122)	(274)
Equity accounted income	$335	$152

iii.	Interest Expense
For the three months ended March 31, 2017, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $4 million (2016 – $6 million) that is eliminated on consolidation, along with the associated revenue.

iv.	Current Income Taxes
Current income taxes are included in segment FFO, but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles segment current tax expense to consolidated income taxes:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Segment current tax expense	$(17)	$(32)
Deferred income tax expense	(108)	(170)
Income tax expense	$(125)	$(202)

v.	Reconciliation of Net Income to FFO
The following table reconciles net income to total segment FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Net income	$518	$636
Realized disposition gains recorded as fair value changes or prior periods	152	212
Non-controlling interest in FFO	(929)	(718)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	122	274
Fair value changes	204	(352)
Depreciation and amortization	499	481
Deferred income taxes	108	170
Total segment FFO	$674	$703

vi.	Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

The realized disposition gains recorded in fair value changes or prior periods for the three months ended March 31, 2017, were $152 million (2016 – $212 million). There were no realized disposition gains recorded directly in equity as changes in ownership.

Q1 2017 INTERIM REPORT 49

d)	Geographic Allocation
The company’s revenues by location of operations are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
United States	$1,979	$1,637
Canada	1,157	1,020
Europe	811	818
Australia	919	787
Brazil	278	266
Colombia	244	243
Other	613	447
	$6,001	$5,218
The company’s consolidated assets by location of assets are as follows:

(MILLIONS)	Mar. 31, 2017	Dec. 31, 2016
United States	$79,652	$75,556
Canada	19,394	19,324
Europe	20,266	20,200
Australia	13,661	12,920
Brazil	13,266	12,807
Colombia	7,588	7,296
Other	12,169	11,723
	$165,996	$159,826

e)	Revenues Allocation
Total external revenues within our operating segments are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Asset management	$37	$86
Real estate
Core office	518	535
Opportunistic and other	1,169	875
Renewable power
Hydroelectric	543	555
Wind energy	94	98
Co-generation and other	6	1
Infrastructure
Utilities	198	202
Transport	330	159
Energy	128	93
Sustainable resources and other	92	89
Private equity
Construction services	938	823
Business services	616	459
Energy	69	66
Industrial operations and other	775	720
Residential development	439	411
Corporate activities	49	46
	$6,001	$5,218

50 BROOKFIELD ASSET MANAGEMENT

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the three months ended March 31, 2017. Purchase price allocations for the business combinations completed in the period have been completed on a preliminary basis:

(MILLIONS)	Real Estate	Total
Cash and cash equivalents	$20	$20
Accounts receivable and other	100	100
Inventory	—	—
Equity accounted investments	—	—
Investment properties	2,894	2,894
Property, plant and equipment	—	—
Intangible assets	—	—
Goodwill	—	—
Deferred income tax assets	—	—
Total assets	3,014	3,014
Less:
Accounts payable and other	(51)	(51)
Non-recourse borrowings	(1,417)	(1,417)
Deferred income tax liabilities	—	—
Non-controlling interests[1]	(124)	(124)
	(1,592)	(1,592)
Net assets acquired	$1,422	$1,422
Consideration[2]	$1,297	$1,297

1.
Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.
Total consideration, including amounts paid by non-controlling interests that participated in the acquisition

One of the acquisitions completed in the first three months of 2017 pertains to a portfolio of manufactured housing communities in the U.S. acquired by our real estate fund on March 9, 2017, for a consideration of $768 million, including $568 million cash consideration with the remainder funded through assumption of debt. The acquisition contributed to a bargain purchase gain of $115 million as a result of changes in the underlying market conditions since signing the purchase and sale agreement in the second quarter of 2016. Excluding impact of the bargain purchase gain, total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $45 million and $4 million, respectively.

Q1 2017 INTERIM REPORT 51

5.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table provides the carrying values and fair values of financial instruments as at March 31, 2017 and December 31, 2016:

	Mar. 31, 2017		Dec. 31, 2016
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$6,427	$6,427	$4,299	$4,299
Other financial assets
Government bonds	61	61	54	54
Corporate bonds	181	181	355	355
Fixed income securities and other	577	577	505	505
Common shares and warrants	2,767	2,767	2,582	2,582
Loans and notes receivable	1,107	1,107	1,204	1,204
	4,693	4,693	4,700	4,700
Accounts receivable and other	6,645	6,645	6,799	6,799
	$17,765	$17,765	$15,798	$15,798
Financial liabilities
Corporate borrowings	$5,272	$5,644	$4,500	$4,771
Property-specific mortgages	56,635	59,024	52,442	53,512
Subsidiary borrowings	7,990	8,190	7,949	8,103
Accounts payable and other	12,025	12,025	11,915	11,915
Subsidiary equity obligations	3,766	3,774	3,565	3,567
	$85,688	$88,657	$80,371	$81,868
Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	Mar. 31, 2017			Dec. 31, 2016
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$—	$61	$—	$11	$43	$—
Corporate bonds and debt instruments	15	158	8	175	173	7
Fixed income securities	37	213	327	36	178	291
Common shares and warrants	1,503	—	1,264	1,309	—	1,273
Loans and notes receivables	—	70	14	—	51	11
Accounts receivable and other	—	1,060	197	2	1,342	157
	$1,555	$1,562	$1,810	$1,533	$1,787	$1,739
Financial liabilities
Accounts payable and other	$117	$2,120	$63	$98	$1,859	$62
Subsidiary equity obligations	—	52	1,506	—	52	1,387
	$117	$2,172	$1,569	$98	$1,911	$1,449
During the three months ended March 31, 2017 and 2016, there were no transfers between level 1, 2 or 3.
Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

52 BROOKFIELD ASSET MANAGEMENT

Level 2 financial assets and financial liabilities include foreign currency forward contracts, interest rate swap agreements, energy derivatives and subsidiary equity obligations. The following table summarizes the valuation techniques and key inputs used in the fair value measurement of level 2 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Mar. 31, 2017		Valuation technique(s) and key input(s)
Derivative assets/Derivative liabilities (accounts receivable/ accounts payable)	$1,060	/
Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence, internal valuation models corroborated with observable market data

	(2,120)
Redeemable fund units (subsidiary equity obligations)	52		Aggregated market prices of underlying investments
Other financial assets	502		Valuation models based on observable market data
Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs. The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement level 3 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Mar. 31, 2017		Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Fixed income securities	$327		Discounted cash flows	• Future cash flows • Discount rate	• Increases (decreases) in future cash flows increase (decrease) fair value • Increases (decreases) in discount rate decrease (increase) fair value
Warrants (common shares and warrants)	1,264		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	1,506		Discounted cash flows	• Future cash flows • Discount rate • Terminal capitalization rate • Investment horizon
•  Increases (decreases) in future cash flows increase (decrease) fair value

•  Increases (decreases) in discount rate decrease (increase) fair value

•  Increases (decreases) in terminal capitalization rate decrease (increase) fair value

•  Increases (decreases) in the investment horizon increase (decrease) fair value

Derivative assets/Derivative liabilities (accounts receivable/payable)	$197	/	Discounted cash flows	• Future cash flows • Forward exchange rates (from observable forward exchange rates at the end of the reporting period) • Discount rate
•  Increases (decreases) in future cash flows increase (decrease) fair value

•  Increases (decreases) in the forward exchange rate increase (decrease) fair value

•  Increases (decreases) in discount rate decrease (increase) fair value

	(63)

Q1 2017 INTERIM REPORT 53

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at March 31, 2017:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2017 (MILLIONS)	Financial Assets	Financial Liabilities
Balance at beginning of period	$1,739	$1,449
Fair value changes in net income	(41)	16
Fair value changes in other comprehensive income[1]	(14)	3
Additions, net of disposals	126	101
Balance at end of period	$1,810	$1,569

1. Includes foreign currency translation
6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

	Other Financial Assets		Accounts Receivable and Other		Inventory
(MILLIONS)	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016
Current portion	$3,281	$3,229	$6,395	$6,490	$2,953	$2,987
Non-current portion	1,412	1,471	2,660	2,643	2,484	2,362
	$4,693	$4,700	$9,055	$9,133	$5,437	$5,349
b)    Liabilities

	Accounts Payable and Other		Property-Specific Mortgages		Subsidiary Borrowings
(MILLIONS)	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2017	Dec. 31, 2016
Current portion	$7,708	$7,721	$7,042	$7,655	$1,494	$866
Non-current portion	4,317	4,194	49,593	44,787	6,496	7,083
	$12,025	$11,915	$56,635	$52,442	$7,990	$7,949
7.    HELD FOR SALE
The following is a summary of the assets and liabilities that were classified as held for sale as at March 31, 2017:

(MILLIONS)	Real Estate	Other	Total
Assets
Cash and cash equivalents	$—	$—	$—
Accounts receivables and other	60	63	123
Investment properties	88	20	108
Property, plant and equipment	—	13	13
Equity accounted investments	704	—	704
Assets classified as held for sale	$852	$96	$948
Liabilities
Accounts payable and other	$1	$21	$22
Property-specific mortgages	30	—	30
Liabilities associated with assets classified as held for sale	$31	$21	$52
Real Estate
As at March 31, 2017, assets held for sale included an office property in New York, an industrial asset in France, a portfolio of industrial assets in Texas and four triple net lease assets in the U.S., as we intend to sell controlling interests in these properties to third parties in the next twelve months.

54 BROOKFIELD ASSET MANAGEMENT

8.    INVESTMENT PROPERTIES
Investment properties include the company’s office, retail, multifamily, industrial and other properties as well as higher-and-better-use land within the company’s sustainable resource operations. The following table presents the change in the fair value of investment properties, all of which are considered Level 3 within the fair value hierarchy:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2017 (MILLIONS)	2017
Fair value, beginning of period	$54,172
Acquisitions and additions	3,359
Dispositions[1]	(1,003)
Fair value changes	(23)
Foreign currency translation	587
Total change	2,920
Fair value, end of period	$57,092

1. Includes reclassification to held for sale
Acquisitions and additions of $3.4 billion includes $2.9 billion related to business combinations completed during the three months ended March 31, 2017, including a portfolio of manufactured housing communities in the U.S.
Dispositions of $1.0 billion includes the sale of a mixed-use property in London.
9.    PROPERTY, PLANT AND EQUIPMENT

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2017 (MILLIONS)	Renewable Power	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$26,553	$9,545	$5,652	$3,596	$45,346
Acquisitions and additions	67	182	51	96	396
Dispositions[1]	(343)	(38)	(3)	(9)	(393)
Depreciation	(205)	(91)	(66)	(85)	(447)
Foreign currency translation	380	262	84	25	751
Total change	(101)	315	66	27	307
Balance, end of period	$26,452	$9,860	$5,718	$3,623	$45,653

1. Includes reclassification to held for sale
10.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI will be fully and unconditionally guaranteed by the Corporation. On May 25, 2016, BFI issued $500 million of 4.25% notes due in 2026.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company and an indirect 100% owned subsidiary of the Corporation. BFL is a “finance subsidiary”, as defined in Rule 3-10 of Regulation S-X. Any debt securities issued by BFL are fully and unconditionally guaranteed by the Corporation. On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. BFL has no independent activities, assets or operations other than in connection with the debt securities it has issued.
The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by its wholly owned subsidiary, Brookfield Investments Corporation (“BIC”). As at March 31, 2017, C$42 million of these senior preferred shares were held by third-party shareholders, and are retractable at the option of the holder.

Q1 2017 INTERIM REPORT 55

The following tables contain summarized financial information of the Corporation, BFI, BFL, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2017 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$31	$5	$3	$1	$5,996	$(35)	$6,001
Net income attributable to shareholders	(37)	—	—	13	29	(42)	(37)
Total assets	48,698	512	748	3,029	170,569	(57,560)	165,996
Total liabilities	22,237	503	748	1,419	95,467	(24,804)	95,570

AS AT DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED MAR. 31, 2016 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$128	$—	$—	$1	$5,174	$(85)	$5,218
Net income attributable to shareholders	257	—	—	(6)	237	(231)	257
Total assets	47,505	507	—	2,974	163,437	(54,597)	159,826
Total liabilities	21,052	497	—	1,411	103,411	(36,233)	90,138

1.
This column accounts for investments in all subsidiaries of the Corporation under the equity method
2.
This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL and BIC on a combined basis
3.
This column includes the necessary amounts to present the Corporation on a consolidated basis

11.     COMMON EQUITY
The company’s common equity is comprised of the following:

(MILLIONS)	Mar. 31, 2017	Dec. 31, 2016
Common shares	$4,404	$4,390
Contributed surplus	237	234
Retained earnings	11,234	11,490
Ownership changes	1,213	1,199
Accumulated other comprehensive income	5,423	5,186
Common equity	$22,511	$22,499
The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted.
The holders of the company’s common shares received cash dividends during the first quarter of 2017 of $0.14 per share (2016 – $0.13 per share).
The number of issued and outstanding common shares and unexercised options are as follows:

	Mar. 31, 2017	Dec. 31, 2016
Class A shares[1]	958,475,288	958,083,297
Class B shares	85,120	85,120
Shares outstanding[1]	958,560,408	958,168,417
Unexercised options and other share-based plans[2]	47,740,125	43,798,733
Total diluted shares	1,006,300,533	1,001,967,150

1. Net of 29,188,231 (2016 – 27,846,452) Class A shares held by the company in respect of long-term compensation agreements 2. Includes management share option plan and escrowed stock plan

56 BROOKFIELD ASSET MANAGEMENT

The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

FOR THE THREE MONTHS ENDED MAR. 31	2017	2016
Outstanding at beginning of period[1]	958,168,417	961,290,839
Issued (repurchased)
Repurchases	(1,908,728)	(3,268,726)
Long-term share ownership plans[2]	2,242,790	542,108
Dividend reinvestment plan and others	57,929	76,695
Outstanding at end of period[1]	958,560,408	958,640,916

1. Net of 29,188,231 (2016 – 27,846,452) Class A shares held by the company in respect of long-term compensation agreements 2. Includes management share option plan and restricted stock plan
a)    Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Net income	$518	$636
Non-controlling interests	(555)	(379)
Net income attributable to shareholders	(37)	257
Preferred share dividends	(36)	(33)
Net income available to shareholders	$(73)	$224

Weighted average – common shares	958.5	959.2
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	—	15.6
Common shares and common share equivalents	958.5	974.8
b)    Stock-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the three months ended March 31, 2017, the company granted 6.1 million stock options at a weighted average exercise price of $36.88 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 18.9% volatility, a weighted average expected dividend yield of 2.1% annually, a risk free rate of 2.3% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended March 31, 2017, the company granted 3.8 million escrowed shares at a weighted average exercise price of $36.88 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 18.9% volatility, a weighted average expected dividend yield of 2.1% annually, a risk free rate of 2.3% and a liquidity discount of 25%.

Q1 2017 INTERIM REPORT 57

12.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2017	2016
Investment properties	$(23)	$179
GGP warrants	(141)	169
Redeemable fund units	(22)	(26)
Transaction related gains	126	—
Impairments and other	(144)	30
	$(204)	$352

13.    SUBSEQUENT EVENTS
On April 4, 2017, a subsidiary of the company, alongside institutional partners and a Brookfield-sponsored fund (the “consortium”), acquired an effective 28% interest in Nova Transportadora do Sudeste S.A. (“NTS”), a South American Natural Gas Transmission Utility business, for total consideration of $1.6 billion (consortium total of $5.1 billion). The consideration consists of $1.3 billion in cash (consortium total of $4.2 billion) and deferred consideration of $0.3 billion (consortium total of $1.0 billion) payable five years from the close of the transaction. The subsidiary has entered into a voting agreement to obtain the right to direct the relevant activities of the entity, thereby providing it with control. Accordingly, the company will consolidate the entity effective April 4, 2017. At the date of the acquisition, the subsidiary recognized $7.7 billion of total assets, primarily related to intangible assets and property, plant and equipment and $2.4 billion of total liabilities. Non-controlling interest, reflecting the fair value of the portion of the business not acquired, of $4.0 billion was also recognized by the subsidiary. Acquisition costs of approximately $8 million will be recorded in the interim condensed and consolidated Statement of Operating Results as they are incurred.
On April 25, 2017, a subsidiary of the company, together with institutional partners, completed the previously announced acquisition of a 70% controlling stake in a water, wastewater and industrial water treatment business in Brazil for a total investment of $908 million, thereby providing the subsidiary with control. Accordingly, the company expects to consolidate the entity effective April 25, 2017. In addition, the subsidiary and its institutional partners expect to purchase a direct interest in related assets held through a joint venture for $116 million. A future payment to the seller of up to R$350 million may be made if the business achieves certain performance milestones over the three years following closing.
Due to the recent closing of these acquisitions, the complete valuation and initial purchase price accounting for the business combinations are not available as at the date of release of these unaudited interim consolidated financial statements. As a result, the company has not provided amounts recognized as at the acquisition date for certain major classes of assets acquired and liabilities assumed.

58 BROOKFIELD ASSET MANAGEMENT

SHAREHOLDER INFORMATION

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
www.brookfield.com
enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
CST Trust Company
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 416-682-3860 or toll free in North America: 1-800-387-0825
F: 1-888-249-6189
www.canstockta.com
enquiries@canstockta.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2016 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A Shares.
Registered shareholders of our Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference Shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44 and 46	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors
2.    If the Record Date is not a business day, the Record Date will be the previous business day
3.    If the Payment Date is not a business day, the payment will be made on the next business day (other than where December 31st is not a business day, in which case the Payment Date will be the prior business day)

Q1 2017 INTERIM REPORT 59

60 BROOKFIELD ASSET MANAGEMENT

BROOKFIELD ASSET MANAGEMENT INC.
brookfield.com

NYSE: BAM
TSX: BAM.A
EURONEXT: BAMA

CORPORATE OFFICES

United States Brookfield Place 250 Vesey Street 15th Floor New York, NY 10281-1023 +1.212.417.7000	Canada Brookfield Place 181 Bay Street Suite 300 Bay Wellington Tower Toronto, ON M5J 2T3 +1.416.363.9491	United Kingdom 99 Bishopsgate 2nd Floor London EC2M 3XD +44.20.7659.3500	Australia Level 22 135 King Street Sydney, NSW 2001 +61.2.9322.2000	Brazil Avenida Antônio Gallotti s/n Edifício Pacific Tower BL 2, 2º andar Barra da Tijuca Rio de Janeiro - RJ 22775-029 +55.21.3725.7800

REGIONAL OFFICES

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